U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

As filed with the Securities and Exchange Commission on _____.

Registration No. _____

SN Strategies Corp.
(Exact name of registrant as specified in its charter)

Nevada	7370	01-0660195
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1077 Balboa Avenue, Laguna Beach, California
(Address of registrant's principal executive offices)

92651
(Zip Code)

(714) 651-8000
(Registrant's Telephone Number, Including Area Code)

Michael Hawks
1077 Balboa Avenue
Laguna Beach, California 92651
Tel: (714) 651-8000
(Name, Address and Telephone Number of Agent for Service)

Copies to:
Lan Nguyen
Esquire Consulting, Inc.
949 Alandele Avenue
Los Angeles, California 90036
Tel: (323) 938-6798
Fax: (440) 848-6345

Approximate date of proposed sale to the public: From time to time after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐ _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐ _____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐ _____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $.001 par value	1,025,000 [(1)]	$0.10	$102,500	$3.15

[(1)]Represents shares offered by selling shareholders. The offering price of $0.10 per share for the selling shareholder was estimated for the purpose of calculating the registration fee pursuant to Rule 457 of Regulation C.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Preliminary Prospectus
SN Strategies Corp.,
a Nevada corporation

1,025,000 Shares of Common Stock

This prospectus relates to 1,025,000 shares of common stock of SN Strategies Corp., which are issued and outstanding shares of our common stock, acquired by the selling shareholders in private placement transactions which were exempt from the registration and prospectus delivery requirements of the Securities Act of 1933. The selling shareholders will offer and sell the shares at $0.10 per share, making the aggregate offering price to the public approximately $102,500 if all the shares are sold.

Our common stock is presently not traded on any market or securities exchange, and we have not applied for listing or quotation on any public market. The selling shareholders will sell those 1,025,000 shares of our issued and outstanding common stock at a price of $0.10 per share until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We will not receive any of the proceeds from the sale of those shares being offered by the selling shareholders.

Title of securities to be offered	Number of offered shares	Offering price per share	Proceeds
Common Stock	1,025,000	$0.10	$102,500

See "Risk Factors" on Pages 5 to 8 for factors to be considered before purchasing shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale of these securities is not permitted.

The date of this prospectus is _____.
Subject to completion.

TABLE OF CONTENTS

Outside Back Cover Page

Dealer Prospectus Delivery Obligation

Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

Our Business:

Our principal business address is 1077 Balboa Avenue, Laguna Beach, California 92651. Our telephone number is (714) 651-8000.

We are an Internet company that specializes in developing social networking applications designed to engage, provide information to and gather information from users, through applications that are known as widgets and weblogs, or blogs. A widget is a type of user interface which allows people to interact with a computer and computer-controlled devices which employ graphical icons, visual indicators or special graphical elements, along with text labels or text navigation to represent the information and actions available to a user. Users can drag and drop their widgets onto the personal page of their social network or onto a blog. Widgets typically look like a little window or box with some functionality depending on the purpose of the widget. A blog is a website where entries are written in chronological order and displayed in reverse chronological order. Blogs provide commentary or news on a particular subject such as food, politics, or local news and combines text, images, and links to other blogs, web pages, and other media related to its topic.

Our state of organization:

We were incorporated in Nevada on January 18, 2002.

Summary financial information:

The summary financial information set forth below is derived from the more detailed financial statements appearing elsewhere in this prospectus. We have prepared our financial statements contained in this prospectus in accordance with accounting principles generally accepted in the United States. All information should be considered in conjunction with our financial statements and the notes contained elsewhere in this prospectus.

Income Statement	Period Ending June 30, 2007	Year Ending December 31, 2006	Year Ending December 31, 2005
Net Revenue	0	0	0
Gross Profit	0	0	0
Operating Expenses	16,127	2,109	1,640
Loss from continuing operations	(16,774)	-	-
Loss from discontinued operations	-	(2,909)	(1,640)
Net Loss Per Share	(0.00)	(0.00)	(0.00)

Balance Sheet	June 30, 2007	December 31, 2006	December 31, 2005
Total Assets	37,890	0	0
Total Liabilities	9,235	4,018	2,309
Shareholders' Equity (Deficiency)	53,808	(4,018)	(2,039)

Number of shares being offered:

The selling shareholders want to sell 1,025,000 shares of our issued and outstanding common stock. The selling shareholders will sell at a price of $0.10 per share until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Estimated use of proceeds:

We will not receive any of the proceeds from the sale of those shares being offered by the selling shareholders.

RISK FACTORS

In addition to the other information in this prospectus, the following risk factors should be considered carefully in evaluating our business before purchasing any of our shares of common stock. A purchase of our common stock is speculative in nature and involves a lot of risks. Any person who cannot afford the loss of his or her entire purchase price for the offered shares should not purchase of the offered shares because such a purchase is highly speculative and involves significant risks. Our business objectives must also be considered speculative, and we cannot guaranty that we will satisfy those objectives. Purchasers of the offered shares may not realize any return on their purchase of the offered shares. Purchasers may lose their investments in us completely.

Risks Related to our Business:

We have a limited operating history upon which an evaluation of our prospects can be made.

We were formed on January 18, 2002. Our lack of operating history in the internet industry makes an evaluation of our business and prospects very difficult. Our prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business. We cannot be certain that our business will be successful or that we will generate significant revenues and become profitable.

We will need to raise additional capital to fund our operations. Our failure to raise additional capital will significantly affect our ability to fund our proposed activities.

To develop and market our products, we will be required to raise additional funds through debt or equity financings. We do not know if we will be able to acquire additional financing. We anticipate that we will need to spend significant funds on developing our products. Our failure to obtain additional funds would significantly limit or eliminate our ability to fund our operations.

We have incurred a net loss since inception and expect to incur net losses for the foreseeable future.

As of June 30, 2007, our net loss since inception was $38,174. We expect to incur operating and capital expenditures of up to $50,000 for the next year and, as a result, we expect significant net losses in the future. We will need to generate significant revenues to achieve and maintain profitability. We may not be able to generate sufficient revenues to achieve profitable operations.

Because we are a development stage company, we have no revenues to sustain our operations.

We are a development stage company that is currently developing our business. To date, we have not generated any revenues, and we cannot guaranty that any will be generated. The success of our business operations will depend upon our ability to develop our products and market those products to the online communities. We are not able to predict whether we will be able to develop our business and generate revenues. If we are not able to complete the successful development of our business plan, generate significant revenues and attain sustainable profitable operations, then our business will fail.

Online social networking products are new and rapidly evolving and may not prove to be a viable business model.

Online social networking products are a relatively new business model for delivering entertainment over the Internet, and we have only very recently launched our efforts to develop a business centered on this model. It is too early to predict whether consumers will accept, and use our products on a regular basis, in significant numbers, and participate in our online video community. Our products may fail to attract significant numbers of users, or, may not be able to retain the usership that it attracts, and, in either case, we may fail to develop a viable business model for our online community. In addition, we expect a significant portion of the content that we will provide to be available for free. If we are unable to successfully monetize the use of our content, either through advertising or fees for use, we may not be able to generate revenues.

We may be unable to attract advertisers to the social networking products that we develop.

We expect that advertising revenue will comprise a significant portion of the revenue to be generated by the blogs that we develop. Most large advertisers have fixed advertising budgets, only a small portion of which has traditionally been allocated to Internet advertising. In addition, the overall market for advertising, including Internet advertising, has been generally characterized in recent periods by softness of demand, reductions in marketing and advertising budgets, and by delays in spending of budgeted resources. Advertisers may continue to focus most of their efforts on traditional media or may decrease their advertising spending. If we fail to convince advertisers to spend a portion of their advertising budgets with us, we will be unable to generate revenues from advertising as we intend.

We hope to generate our revenue almost entirely from advertising, and the reduction in spending by, or loss of, advertisers could seriously harm our ability to generate revenues.

We hope to generate revenues from our advertisers. If we are unable provide value to potential advertisers, we may not be able to sell any ad space, which would negatively impact our revenues and business. In addition, we expect that advertisers will be able terminate their contracts with us at any time. We may encounter difficulty collecting from our advertisers because we are a very small company with limited resources to collect outstanding balances.

If we are unable to compete effectively in the social networking sector of the Internet industry, our business will fail.

The social networking sector of the Internet industry is extremely competitive. The competition comes from both companies within the same business and companies in other entertainment media which create alternative forms of entertainment. We compete with several major Internet companies studios which are dominant in the industry, as well as with numerous small and independent social networking companies. Many of the organizations with which we compete have significantly greater financial and other resources than we do. The majors are typically large, diversified entertainment and media companies or subsidiaries of diversified corporations which have strong relationships with advertisers and others involved in the Internet industry. We may not be able to compete with those companies for users and advertisers.

We may not be able to sustain or grow our business unless we keep up with changes in technology and consumer tastes.

The Internet and electronic commerce industries are characterized by:

- rapidly changing technology;
- evolving industry standards and practices that could render our website and proprietary technology obsolete;
- changes in consumer tastes and user demands;
- challenges, such as "click fraud," that cast doubt on otherwise legitimate activities and practices; and
- frequent introductions of new services or products that embody new technologies.

Our future performance will depend, in part, on our ability to develop, license or acquire leading technologies and program formats, enhance our existing services and respond to technological advances and consumer tastes and emerging industry standards and practices on a timely and cost-effective basis. Developing website and other proprietary technology involves significant technical and business risks. We also cannot assure you that we will be able to successfully use new technologies or adapt our website and proprietary technology to emerging industry standards. We may not be able to remain competitive or sustain growth if we do not adapt to changing market conditions or customer requirements.

We intend to rely on third parties to maintain our systems and, if these third parties fail to perform their services adequately, we could experience disruptions in our operations.

A key element of our strategy will be to generate a high volume of traffic to our widgets and blogs. Our ability to generate revenues will depend substantially on the number of customers who use our website. Accordingly, the satisfactory performance, reliability and availability of our website and network infrastructure are critical to our ability to generate revenues, as well as to our reputation.

The costs to meet our reporting requirements as a public company subject to the Exchange Act of '34 will be substantial and may result in us having insufficient funds to operate our business.

We will incur ongoing expenses associated with professional fees for accounting and legal expenses associated with being a public company. We estimate that these costs will range up to $50,000 per year for the next few years. Those fees will be higher if our business volume and activity increases. Those obligations will reduce and possibly eliminate our ability and resources to fund our operations and may prevent us from meeting our normal business obligations.

Our auditors have questioned our ability to continue operations as a "going concern." Investors may lose all of their investment if we are unable to continue operations.

We hope to begin generating revenues. In the absence of generating revenues, we will seek to raise additional funds to meet our working capital needs principally through the additional sales of our securities. However, we cannot guaranty that we will be able to obtain sufficient additional funds when needed, or that such funds, if available, will be obtainable on terms satisfactory to us. As a result, our auditors believe that substantial doubt exists about our ability to continue operations.

<u>Risks Related to Owning Our Common Stock:</u>

Our board of directors has the authority, without stockholder approval, to issue preferred stock with terms that may not be beneficial to common stockholders and may grant voting powers, rights and preference that differ from or may be superior to those of the registered shares.

Our articles of incorporation allow us to issue 5,000,000 shares of preferred stock without any vote or further action by our stockholders. Our board of directors has the authority to fix and determine the relative rights and preferences of preferred stock. Our board of directors also has the authority to issue preferred stock without further stockholder approval, including large blocks of preferred stock. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends are distributed to the holders of common stock and the right to the redemption of the shares, together with a premium, prior to the redemption of our common stock.

Our officers, directors and principal shareholders own approximately 56.7% of our outstanding shares of common stock, allowing these shareholders control matters requiring approval of our shareholders.

Our officers, director and principal shareholders beneficially own, in the aggregate, approximately 56.7% of our outstanding shares of common stock. If the principal shareholders sell all of their shares that are being registered in this offering, they will own approximately 53.23% of our outstanding shares of common stock. Such concentrated control of the company may negatively affect the price of our common stock. Our officers, directors and principal shareholders can control matters requiring approval by our security holders, including the election of directors.

The offering price of the shares of common stock was arbitrarily determined. Therefore, investors may lose all or part of their investment if the offering price is higher than the current market value of the offered shares.

The offering price of the shares of common stock being offered by the selling shareholders has been determined arbitrarily and has no relationship to any established criteria of value, such as book value or earnings per share. Additionally, because we have no significant operating history and have only generated minimal revenues to date, the price of the shares of common stock is not based on past earnings, nor is the price of the shares indicative of current market value for the assets owned by us. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. Even if a public trading market develops for our common stock, the shares may not attain market values commensurate with the offering price.

We lack a public market for shares of our common stock, which may make it difficult for investors to sell their shares.

There is no public market for shares of our common stock. We cannot guaranty that an active public market will develop or be sustained. Therefore, investors may not be able to find purchasers for their shares of our common stock. Should there develop a significant market for our shares, the market price for those shares may be significantly affected by such factors as our financial results and introduction of new products and services.

Our common stock is subject to penny stock regulations which may make it difficult for investors to sell their stock.

The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If our common stock becomes subject to the penny stock rules, holders of our shares may have difficulty selling those shares.

Forward Looking Statements

Information in this prospectus contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.

Use of Proceeds

We will not receive any of the proceeds from the sale of shares being offered by the selling shareholders.

Determination of Offering Price

Factors Used to Determine Share Price. In determining the offering price of the shares being offered by the selling shareholders, we considered several factors including the following:

- the price paid by the selling shareholders for the shares they are offering;
- our future prospects; and
- our capital structure.

Therefore, the offering price of the shares being offered by the selling shareholders has no relationship to any established criteria of value, such as book value or earnings per share. The selling shareholders will offer and sell the shares at $0.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Dilution

The shares offered for sale by the selling shareholders are already outstanding and, therefore, do not contribute to dilution.

Selling Shareholders

The following table sets forth information concerning the selling shareholders including:

1. the number of shares owned by the selling shareholders prior to this offering;
2. the total number of shares that are to be offered by the selling shareholders;
3. the total number of shares of common stock that will be owned by the selling shareholders upon completion of the offering; and
4. the percentage of common stock that will be owned by the selling shareholders upon completion of the offering if all of the offered shares are sold by the selling shareholders.

The shares offered for sale constitute all of the shares known to us to be beneficially owned by the selling shareholders. The selling shareholders have no position or office with us, nor any material relationship with us, except as listed below. The selling shareholders are not broker-dealers or affiliates of broker-dealers to our knowledge.

Name of Selling Shareholder	Amount of Shares of Common Stock Owned by Selling Shareholder Before the Offering	Amount of Shares of Common Stock to be Offered by the Selling Shareholder	Amount of Shares of Common Stock Owned by Selling Shareholder After the Offering	Percentage of Common Stock Owned if all of the Offered Shares Are Sold
J&V Schimmelpfennig Family Trust [1]	125,000	125,000	0	0%
Jeffrey M. Ng	125,000	125,000	0	0%
Erik W. Thurnher	125,000	125,000	0	0%
Stan McCrosky	62,500	62,500	0	0%
Cake Ventures LLC[2]	1,000,000	100,000	900,000	31.29%
Greg Carney	62,500	62,500	0	0%
Greg Genske	62,500	62,500	0	0%
David A. Kernan	62,500	62,500	0	0%
C.M. Bertrand	31,250	31,250	0	0%
Linda Fischer	18,750	18,750	0	0%
ROSTOC, L.P. [3]	62,500	62,500	0	0%
Scott Santagata	62,500	62,500	0	0%
Neel Grover	62,500	62,500	0	0%
Greg Giraudi	62,500	62,500	0	0%

[1] Joseph Schimmelpfennig has sole voting and investment control over the securities held by J&V Schimmelpfennig Family Trust.

[2] Monu Joseph has sole voting and investment control over the securities held by Cake Ventures LLC.

[3] Daniel E. Roston, Elana S. Roston and Nira Roston are the respective trustees of the general partners of ROSTOC, L.P. and as such share investment and voting control over the securities held by ROSTOC, L.P.

Plan of Distribution

The offering by the selling shareholders may start as soon as this registration statement is declared effective. The selling shareholders will sell at a price of $0.10 per share until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The selling shareholders may sell our common stock in the over-the-counter market, or on any securities exchange on which our common stock is or becomes listed or traded, in negotiated transactions or otherwise. The shares will not be sold in an underwritten public offering. The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include:

- purchases by a broker or dealer as principal and resale by such broker or dealer for its account;
- ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
- privately negotiated transactions.

Brokers and dealers engaged by selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling shareholders, or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser, in amounts to be negotiated. Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling security holder. Broker-dealers who acquire shares as principal may resell those shares from time to time in the over-the-counter market or otherwise at prices and on terms then prevailing or then related to the then-current market price or in negotiated transactions and, in connection with such resales, may receive or pay commissions. In the event that a broker-dealer is added as a formal participant to the marketing effort of the selling shareholders, we will file a post effective amendment to disclose such event.

The selling shareholders and any broker-dealers participating in the distributions of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Any profit on the sale of shares by the selling shareholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts. The shares may also be sold pursuant to Rule 144 under the Securities Act of 1933 beginning one year after the shares were issued.

We have filed the registration statement, of which this prospectus forms a part, with respect to the sale of the shares by the selling shareholders. To the extent that any successors to the named selling shareholders wish to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling shareholders.

Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to our common stock during the applicable "cooling off" periods prior to the commencement of such distribution. Also, the selling shareholders are subject to applicable provisions which limit the timing of purchases and sales of our common stock by the selling shareholders.

We will pay all expenses in connection with the registration and sale of our common stock. None of the expenses will be paid by the selling shareholders. The estimated expenses of issuance and distribution for all the shares being registered by this registration statement are set forth below.

Registration Fees	Approximately	$3.15
Transfer Agent Fees	Approximately	$700.00
Costs of Printing and Engraving	Approximately	$500.00
Legal Fees	Approximately	$10,000.00
Accounting Fees	Approximately	$10,000.00

We have informed the selling shareholders that, during such time as they may be engaged in a distribution of any of the shares we are registering by this registration statement, they are required to comply with Regulation M. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a "distribution" as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a "distribution participant" as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security, except as specifically permitted by Rule 104 of Regulation M. These stabilizing transactions may cause the price of our common stock to be more than it would otherwise be in the absence of these transactions. We have informed the selling shareholders that stabilizing transactions permitted by Regulation M allow bids to purchase our common stock if the stabilizing bids do not exceed a specified maximum. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices. Selling shareholders and distribution participants are required to consult with their own legal counsel to ensure compliance with Regulation M.

Legal Proceedings

There are no legal actions pending against us nor are any legal actions contemplated by us at this time.

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth information regarding our executive officers and director.

Name	Age	Position
Michael Hawks	35	President, Secretary, Chief Financial Officer and Director
Eric Kennedy	31	Director

Michael Hawks. Mr. Michael Hawks has been our President, Secretary and Chief Financial Officer and one of our directors since April 2007. From 2005 to the present, Mr. Hawks has the Vice President of Parker Printing where he oversees the day to day operations as well as all sales and marketing management including new business and website development. From 1999 to 2005, Mr. Hawks was an Infusion Therapy Specialist at B. Braun Medical where he was responsible for hospital sales and marketing in the greater Orange County and Long Beach territories. From 1997 to 1999, Mr. Hawks was a sales representative at The Standard Register Company where he was responsible for outside printing sales in Orange County. Mr. Hawks graduated with a Bachelor of Science degree from the University of California, Berkeley in 1995. Mr. Hawks is not an officer or director of any reporting company.

Eric Kennedy. Mr. Kennedy has been one of our directors since our inception and was formerly our President and Secretary from inception through April 2007. Mr. Kennedy intends to serve as one of our blog writers and also advise other writers on the creative vision for their blog. Mr. Kennedy is a member of the Screen Actors Guild (SAG) and the American Federation of Television and Radio Artists (AFTRA). Mr. Kennedy has been employed by Southern California Edison from 1997 to the present as a field service technician. Mr. Kennedy is not an officer or director of any reporting company.

All directors hold office until the completion of their term of office, which is not longer than one year, or until their successors have been elected. Michael Hawks' term of office expires on April 10, 2008. All officers are appointed annually by the board of directors and, subject to employment agreements (which do not currently exist) serve at the discretion of the board. Currently, directors receive no compensation.

There is no family relationship between any of our officers or directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of July 24, 2007, by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock, each of our directors and named executive officers, and all of our directors and executive officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Michael Hawks 1077 Balboa Avenue Laguna Beach, CA 92651	410,000 shares[1], President, Secretary, CFO and director	14.26%
Common Stock	Eric Kennedy 1077 Balboa Avenue Laguna Beach, CA 92651	21,000 shares, director	0.7%
Common Stock	Cake Ventures LLC [2] 500 Newport Center Drive, Suite 600 Newport Beach, California 92660	1,000,000 shares	34.8%
Common Stock	John. G. Obrey 21145 Felipa Rd. Yorba Linda, CA 92887	200,000 shares	6.95%
Common Stock	All directors and named executive officers as a group	1,431,000 shares	14.96%

[1] Includes 10,000 shares of common stock held by Renee Hawks, who is the spouse of Michael Hawks, our President, Secretary, Chief Financial Officer and one of our directors. Michael Hawks is deemed to beneficially own those shares.

[2] Monu Joseph has sole voting and investment control over the securities held by Cake Ventures LLC.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Changes in Control. Our management is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Audit Committee. Presently, the board of directors acts as the audit committee. The board of directors does not have an audit committee financial expert. The board of directors has not yet recruited an audit committee financial expert to join the board of directors because we have only recently commenced a significant level of financial operations.

Code of Ethics. We do not currently have a Code of Ethics that applies to all employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We plan to adopt a Code of Ethics.

Description of Securities

Description of Capital Stock. We are authorized to issue 50,000,000 shares of $.001 par value common stock and 5,000,000 shares of $.001 par value preferred stock. As of July 24, 2007, 2,876,000 shares of our common stock were issued and outstanding. No preferred stock is issued or outstanding.

Common Stock. Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to our common stock.

Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our board of directors and subject to any restrictions that may be imposed by our lenders.

Preferred Stock. We have not designated the right and preferences of our preferred stock. The availability or issuance of these shares could delay, defer, discourage or prevent a change in control.

Our Articles of Incorporation and our Bylaws do not contain any provisions which were included to delay, defer, discourage or prevent a change in control.

Interest of Named Experts and Counsel

No "expert" or our "counsel" was hired on a contingent basis, or will receive a direct or indirect interest in us, or was a promoter, underwriter, voting trustee, director, officer, or employee of the company, at any time prior to the filing of this registration statement.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Article Seven of our Articles of Incorporation provides, among other things, that our officers and directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as an officer or a director, except for liability:

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
- for unlawful payments of dividends or unlawful stock purchase or redemption by us.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that act and is, therefore, unenforceable.

Organization Within Last Five Years

Transactions with Promoters. Eric Kennedy was our promoter and served as our officers and directors through April 2007. Eric Kennedy currently serves as one of our directors. In January 2002, we issued 5,000,000 shares of our common stock to Eric Kennedy, who was our founder and our officer and director at inception and through 2007. These shares were issued in exchange for expenses of $5,000 related to our incorporation, or $0.001 per share, which represented the fair market value on the date of issuance. There is no other information that would be required to be disclosures by Item 401(d) or Item 404(d) of Regulation S-B.

Description of Business

Background. We were incorporated under the laws of the State of Nevada on January 18, 2002, under the name <u>Klean Kast Solutions, Inc.</u> From our inception until April 2007, we were engaged in the development of designer slings and protective, waterproof cast covers to patients who have been fitted with plaster or fiberglass casts to treat their broken bones and other injuries. In April 2007, our management changed and we amended our name to <u>SN Strategies Corp.</u> and adopted a new business plan of developing social networking applications designed to engage, provide information to and gather intelligence from users. We have abandoned our business of developing designer slings and protective, waterproof cast covers.

Our Business. We are an Internet company that specializes in developing social networking applications designed to engage, provide information to and gather information from users, through applications that are known as widgets and weblogs, or blogs. A widget is a type of user interface which allows people to interact with a computer and computer-controlled devices which employ graphical icons, visual indicators or special graphical elements, along with text labels or text navigation to represent the information and actions available to a user. Users can drag and drop their widgets onto the personal page of their social network or onto a blog. Widgets typically look like a little window or box with some functionality depending on the purpose of the widget. A blog is a website where entries are written in chronological order and displayed in reverse chronological order. Blogs provide commentary or news on a particular subject such as food, politics, or local news and combines text, images, and links to other blogs, web pages, and other media related to its topic.

Social Networking Products. We intend to develop a celebrity gossip widget and dining and entertainment blogs. The celebrity gossip widget will allow users to post information about their favorite celebrities on their blogs or social networking pages. We believe that the celebrity gossip widget will provide entertainment to the users and the readers of their blogs and social networking pages. Our widget will be built with simple signup process via our website or the widget itself from a current user's social networking page. We also intend to maintain relationships with users by providing enhancements and updates to our widgets as well as allowing our users to provide feedback and suggestions to enhance the user experience and ensure user satisfaction.

We also intend to develop blogs which provide commentary on the dining and entertainment in various cities and geographic areas. We believe that we can serve a local area such as Orange County, California, where we are currently located and which we believe is underserved as far as commentary on the hip and trendy dining and entertainment establishments as well as general information about the Orange County area. We are currently beta testing our first blog that is focused on the Orange County area. We hope to generate revenues by advertising to our users as well as potentially selling products to our users.

Internet Advertising. We anticipate that we will be able to generate advertising revenues from companies which desire to advertise to our users. The Internet is an attractive method for certain advertisers, depending on the number of users we have and a variety of other factors. Internet advertising spending continues to increase on an annual basis. We believe that significant revenues can be generated from online advertising from small business service providers and product vendors.

We initially intend to sell the following Internet advertisements: banner and text ads, video ads and sponsorships. We hope to have advertisers pay for banner and text advertisements and other graphical images featured on web pages throughout our network. The images are advertising inventory that will be sold by us to advertisers or companies using measurements commonly referred to as cost per thousand impressions, cost per click or cost per action. Video ads will allow advertisers to place high quality video ads on our website. We will also provide advertisers with the opportunity to sponsor various parts of our website. Sponsors will be offered an integrated ad package that includes permanent placement in certain areas of the website.

Strategic Alliance with Fliva, Inc. In May 2007, we entered into a strategic alliance with Fliva, Inc. a social networking company which we believe will assist us in the development of our business as they have access to experienced developers and an already established user-base. Specifically, we entered into a convertible promissory note and warrant agreement with Fliva, Inc. pursuant to which we loaned $25,000 to Fliva, Inc. in exchange for the right to convert those funds into shares of common stock of Fliva, Inc. and the right to purchase additional shares of common stock of Fliva, Inc. Fliva.com is a website which allows users through the website and a widget to share their personality and individuality with other users. The website provides questions to the users and allows the users to answers those questions in a short, free form format. Users can also browse other users' profiles/answers and rate other answers that they like. We believe that the relationship with Fliva will assist us in the development of our products because the management and development teams are very experienced in the internet industry.

Growth Strategy. Our objective is to establish several widgets and blogs with large user bases. We intend to develop additional products that will increase our user base and hopefully increase the amount of revenue that we can generate from advertising. In addition to continually seeking out and evaluating new products, we may consider the acquisition of other companies or businesses that are operating in a similar space. We believe that there is an opportunity for us to acquire smaller companies or web properties with already established user bases. We hope to use our common stock as payment for any potential acquisitions. Accordingly, in the future, we intend to seek potential acquisitions or other suitable business partners which will assist us in increasing our user base aw well as realizing other business objectives. As of the date of this prospectus, we have not identified any potential acquisition candidates. We cannot guaranty that we will acquire any other third party, or that in the event that we acquire another entity, this acquisition will assist us in realizing our business objectives.

Our Target Market. Our target demographic is the 18 to 40 year old males and females. We need to develop a loyal and active user community amongst those individuals. We believe we will be in touch with the interests, tastes and needs of our targeted users and that we will be able to use that knowledge to generate a loyal user base.

Competition. We compete with several large media companies that dominate the Internet industry as well as numerous small and independent companies that have widgets and blogs as well as other social networking applications. . Many of these companies have access to vast financial resources. Additionally, they have established long standing relationships with users and advertisers. We cannot compete with either the large or mid-sized companies. We are also at a significant competitive disadvantage within the Internet industry because we have not previously produced any products and have limited capital resources. Our ability to compete will depend on our ability to obtain users of our products without spending any funds to market and promote our products.

Website. Our website is located at www.snstrategies.com. Our current website is under construction and provides limited contact information.

Government Regulation. Few existing laws or regulations specifically apply to the Internet. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could negatively affect our business. We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, security, illegal or obscene content, retransmission of media, spyware, and personal privacy and data protection apply to the Internet.

In addition, we are subject to federal, state and local laws and regulations applied to businesses generally. We believe that we are in conformity with all applicable laws in all relevant jurisdictions. We do not believe that we have not been affected by any of the rules and regulations specified in this section.

Intellectual Property. We also currently own the web domain www.snstrategies.com, which will be our corporate website, and www.pickleintheoc.com which we are establishing as our local blog for Orange County, California. Under current domain name registration practices, no one else can obtain an identical domain name, but someone might obtain a similar name, or the identical name with a different suffix, such as ".org", or with a country designation. The regulation of domain names in the United States and in foreign countries is subject to change, and we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our domain names.

We may also protect various other words, names, symbols, and devices that are used with goods produced by us to distinguish them from those produced by others through the use of trademarks, and will identify and distinguish the source of several of our services through the use of service marks. We have not filed applications to protect any other trade or service marks. We cannot guaranty we will receive such trade or service mark protection if we make an application.

Research and Development. We are not currently conducting any research and development activities other than the development of our website. We believe that the total cost for the development of our website will be no more than $1,500. We do not anticipate conducting such activities in the near future.

Employees. As of July 24, 2007, we have no employees other than our officers. We will utilize independent contractors, consultants, and other creative personnel from time to time to assist in developing our products. We are not a party to any employment agreements.

Our Facilities. Our offices are located at 1077 Balboa Avenue, Laguna Beach, California 92651. Our office space is provided to us by one of our officers and stockholders at no charge. We treat the usage of the office space as additional paid-in capital and charge the estimated fair value rent of $100 per month to operations. We recorded total rent expense of $600 for each of the six month periods ended June 30, 2007 and 2006. We believe that our facilities are adequate for our needs. We do not own any real estate.

<u>**Management's Discussion and Analysis of Financial Condition and Results of Operations**</u>

Critical Accounting Policy and Estimates. Our Management's Discussion and Analysis of Financial Condition and Results of Operations section discusses our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, accrued expenses, financing operations, and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities which are not readily apparent from other sources.

The following discussion of our financial condition and results of operations should be read in conjunction with (1) our audited financial statements for the years ended December 31, 2006 and 2005, together with notes thereto included in this Registration Statement on Form SB-2 and (2) our unaudited interim financial statements and notes thereto for the six months ended June 30, 2007 and 2006 also included in this Registration Statement on Form SB-2.

Our Plan of Operation for the Next Twelve Months. To effectuate our business plan during the next twelve months, we must continue to develop our products and begin to attract users to our products. With our strategic alliance with Fliva, inc., we believe that we will access to developers who can help us develop our widgets and blogs. We intend to develop additional products that will increase our user base and hopefully increase the amount of revenue that we can generate from advertising. We also intend to look for opportunities to work with other companies that will assist us in our development.

During the next three to six months, our primary objective is to complete development of our celebrity gossip widget and begin blogs in several cities and geographic areas. During the next six to twelve months, we hope to raise additional funds so that we can expand our user base, monetize our user base and begin generating revenues. We believe that we will need to spend approximately $10,000 to complete the development of our gossip widget and start blogs in several cities and geographic areas. In order to market and promote our services, we will need to raise additional capital. However, we may need to spend more funds on marketing and promotion than we have initially estimated. Our failure to market and promote our services will hinder our ability to increase the size of our operations and generate revenues. If we are not able to generate additional revenues that cover our estimated operating costs, our business may ultimately fail.

Liquidity and Capital Resources. From May to June 2007, we raised $74,000 in a private placement in exchange for 925,000 shares of our common stock. We used a significant portion of those proceeds for a loan of $25,000 to Fliva, Inc. which executed a convertible promissory note with us. The note bears annual interest of five percent (5%) and is due and payable on May 18, 2009. The note may be converted into Fliva's common stock upon default or upon certain capital raising triggering events. Under the terms of the warrant agreement, we have the right to purchase 62,500 shares of Fliva's common stock at $0.04 per share. The warrant agreement expires upon the earlier of the warrant execution or May 18, 2011. We believe our arrangement with Fliva, Inc. will assist us in the development of our business as they have access to experienced developers and an already established user-base.

During 2007, we incurred significant accounting costs associated with the audit and review of our financial statements. We expect that the legal and accounting costs of becoming a public company will continue to impact our liquidity and we may need to obtain funds to pay those expenses. Other than the anticipated increases in legal and accounting costs due to the reporting requirements of becoming a reporting company, we are not aware of any other known trends, events or uncertainties, which may affect our future liquidity. We had no long term liabilities, commitments or contingencies.

We have cash of $37,890 as of June 30, 2007. In the opinion of management, available funds will not satisfy our working capital requirements for the next twelve months. Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. We intend to pursue capital through public or private financing as well as borrowings and other sources, such as our officers, director and principal shareholders. We cannot guaranty that additional funding will be available on favorable terms, if at all. If adequate funds are not available, we hope that our officers, director and principal shareholders will contribute funds to pay for our expenses to achieve our objectives over the next twelve months.

We are not currently conducting any research and development activities other than the development of our website which we expect the total cost to be approximately $1,500. We do not anticipate that we will purchase or sell any significant equipment. In the event that we generate significant revenues and expand our operations, then we may need to hire additional employees or independent contractors as well as purchase or lease additional equipment.

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements.

Description of Property

Property held by us. As of the December 31, 2006 and 2005, we held no real property and do not presently own any interests in real estate

Our Facilities. Our offices are located at 1077 Balboa Avenue, Laguna Beach, California 92651. Our office space is provided to us by one of our officers and stockholders at no charge. We treat the usage of the office space as additional paid-in capital and charge the estimated fair value rent of $100 per month to operations. We recorded total rent expense of $600 for each of the six month periods ended June 30, 2007 and 2006. We believe that our facilities are adequate for our needs. We do not own any real estate.

Certain Relationships and Related Transactions

Related party transactions.

In January 2002, we issued 5,000,000 shares of our common stock to Eric Kennedy, who was our founder and one of our officers and directors at inception and through April 2007. These shares were issued in exchange for expenses and services of $5,000 related to our incorporation, or $0.001 per share, which represented the fair market value on the date of issuance. There is no written agreement for this transaction.

From our inception through June 30, 2007, we have utilized office space of one of our officers and stockholders at no charge. We treated the usage of the office space as additional paid-in capital and charged the estimated fair value rent of $100 per month to operations. We recorded total rent expense of $600 for each of the six month periods ended June 30, 2007 and 2006. There is no written agreement for this transaction.

In May 2007, we entered into a strategic relationship with Fliva, Inc. Specifically, we entered into a convertible promissory note and warrant agreement with Fliva, Inc. pursuant to which we loaned $25,000 to Fliva, Inc. in exchange for the right to convert those funds into shares of common stock of Fliva, Inc. and the right to purchase additional shares of common stock of Fliva, Inc. Minority shareholders of Fliva, Inc. are members of Cake Ventures LLC, one of our principal shareholders.

We believe that each report transaction and relationship is on terms that are at least as fair to us as would be expected if those transactions were negotiated with third parties.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, the following:

- disclose such transactions in prospectuses where required;
- disclose in any and all filings with the Securities and Exchange Commission, where required;
- obtain disinterested directors consent; and
- obtain shareholder consent where required.

Market for Common Equity and Related Stockholder Matters

Reports to Security Holders. Our securities are not listed for trading on any exchange or quotation service. We are not required to comply with the timely disclosure policies of any exchange or quotation service. The requirements to which we would be subject if our securities were so listed typically include the timely disclosure of a material change or fact with respect to our affairs and the making of required filings. Although we are not required to deliver an annual report to security holders, we intend to provide an annual report to our security holders, which will include audited financial statements.

When we become a reporting company with the Securities and Exchange Commission, the public may read and copy any materials filed with the Securities and Exchange Commission at the Security and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

As of July 24, 2007, there were 40 record holders of our common stock.

There are 520,000 outstanding shares of our common stock which can be sold pursuant to Rule 144. There are no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. We have agreed to register for sale 925,000 shares of common stock held by thirteen of our shareholders.

No Equity Compensation Plan. We do not have any securities authorized for issuance under any equity compensation plan. We also do not have an equity compensation plan and do not plan to implement such a plan.

Recent Sales of Unregistered Securities. There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

From May to June 2007, we issued 925,000 shares of our common stock to thirteen investors for $0.08 per share for gross proceeds of $74,000. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission.

Reverse Stock Split. On April 23, 2007, we declared a five for one reverse stock split whereby each share of our common stock outstanding was converted into 0.20 of a share of our common stock.

Penny stock regulation. Shares of our common stock will probably be subject to rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks are generally equity securities with a price of less than $5.00, except for securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in those securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:

- a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
- a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of securities' laws;
- a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the "bid" and "ask" price;
- a toll-free telephone number for inquiries on disciplinary actions;
- definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and
- such other information and is in such form, including language, type, size and format, as the Securities and Exchange Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:

- the bid and offer quotations for the penny stock;
- the compensation of the broker-dealer and its salesperson in the transaction;
- the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
- monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Holders of shares of our common stock may have difficulty selling those shares because our common stock will probably be subject to the penny stock rules.

Executive Compensation

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. As of July 24, 2007, Michael Hawks has received no compensation. Our officer and directors will be reimbursed for any out-of-pocket expenses incurred on our behalf.

Summary Compensation Table. The table set forth below summarizes the annual and long-term compensation for services in all capacities to us payable to our chief executive officer and our other executive officers during the years ending December 31, 2005 and 2006. Our Board of Directors may adopt an incentive stock option plan for our executive officers which would result in additional compensation.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	
					Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	
Eric Kennedy, former officer	2006	None	None	None	None	None	None	None
	2005	None	None	None	None	None	None	None
Chris Destefano, former officer	2006	None	None	None	None	None	None	None
	2005	None	None	None	None	None	None	None

Employment Contracts and Termination of Employment. We do not anticipate that we will enter into any employment contracts with any of our employees. We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement).

Outstanding Equity Awards at Fiscal Year-end. As of the year ended December 31, 2006, the following named executive officers had the following unexercised options, stock that has not vested, and equity incentive plan awards:

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options # Exercisable	# Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock Not Vested	Market Value of Shares or Units Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights Not Nested	Value of Unearned Shares, Units or Other Rights Not Vested
Eric Kennedy, former officer	0	0	0	0	0	0	0	0	0
Chris Destefano, former officer	0	0	0	0	0	0	0	0	0

No Equity Compensation Plan. We do not have any securities authorized for issuance under any equity compensation plan.

Stock Options/SAR Grants. No grants of stock options or stock appreciation rights were made since our date of incorporation on January 18, 2002.

Long-Term Incentive Plans. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers.

Director Compensation. Our directors received the following compensation for their service as directors during the fiscal year ended December 31, 2006:

Name	Fees Earned or Paid in Cash	Stock Awards $	Option Awards $	Non-Equity Incentive Plan Compensation $	Non-Qualified Deferred Compensation Earnings $	All Other Compensation $	Total $
Eric Kennedy, former director	0	0	0	0	0	0	0
Chris Destefano, former director	0	0	0	0	0	0	0

Financial Statements


SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
BALANCE SHEETS
JUNE 30, 2007 AND DECEMBER 31, 2006



ASSETS


	June 30, 2007 (Unaudited)	December 31, 2006
Current assets		
Cash	$ 37,890	$ -
Total current assets	37,890	-
Other assets		
Loan receivable	25,000	-
Interest receivable	153	-
Total assets	$ 63,043	$ -


LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


	June 30, 2007	December 31, 2006
Current liabilities		
Accounts payable and accrued expenses	$ 8,454	$ 719
Income taxes payable	781	3,299
Total current liabilities	9,235	4,018
Stockholders' equity (deficit)		
Preferred stock, $.001 par value; 5,000,000 shares authorized, 0 shares issued and outstanding	-	-
Common stock, $.001 par value; 50,000,000 shares authorized, 2,876,000 and 1,951,000 shares issued and outstanding at June 30, 2007 and December 31, 2006, respectively	2,876	1,951
Additional paid-in capital	89,106	14,231
Deficit accumulated during the development stage	(38,174)	(21,400)
Total stockholders' equity (deficit)	53,808	(4,018)
Total liabilities and stockholders' equity (deficit)	$ 63,043	$ -

See accompanying notes to unaudited financial statements.

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006 AND FOR THE
PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH JUNE 30, 2007
(Unaudited)

	Six Months Ended June 30,		Inception (January 18, 2002) to June 30, 2007
	2007	**2006**	
Net revenue	$ -	$ -	$ -
Operating expenses			
Legal and professional	12,735	-	12,735
Filing fees	2,737	-	2,737
Rent	600	-	600
General and administrative	55	-	55
Total operating expenses	16,127	-	16,127
Loss from continuing operations	(16,127)	-	(16,127)
Other income (expense)			
Interest income	153	-	153
Loss from continuing operations before income taxes	(15,974)	-	(15,974)
Provision for income taxes	800	-	800
Loss from continuing operations	(16,774)	-	(16,774)
Discontinued operations	-	(1,590)	(21,400)
Net loss	$ (16,774)	$ (1,590)	$ (38,174)
Net loss per common share from continuing operations – basic and diluted	$ -	$ -	$ -
Net loss per common share from discontinued operations – basic and diluted	$ -	$ -	$ -
Weighted average of common shares – basic and diluted	2,130,454	1,951,000	1,862,966

See accompanying notes to unaudited financial statements.

22

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH JUNE 30, 2007
(Unaudited)

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance, January 18, 2002	-	$ -	$ -	$ -	$ -
Issuance of founder shares for services, January 30, 2002, retroactively stated for 1:5 reverse stock split on April 22, 2007	1,200,000	1,200	4,800	-	6,000
Issuance of common stock, November 1, 2002, retroactively stated for 1:5 reverse stock split on April 22, 2007	751,000	751	36,799	-	37,550
Additional paid-in capital in exchange for facilities provided by related party	-	-	900	-	900
Net loss	-	-	-	(8,889)	(8,889)
Balance, December 31, 2002	1,951,000	1,951	42,499	(8,889)	35,561
Distributions to shareholders	-	-	(32,750)	-	(32,750)
Additional paid-in capital in exchange for facilities provided by related party	-	-	1,200	-	1,200
Net loss	-	-	-	(3,273)	(3,273)
Balance, December 31, 2003	1,951,000	1,951	10,949	(12,162)	738

See accompanying notes to unaudited financial statements.

23

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH JUNE 30, 2007
(Unaudited)

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Additional paid-in capital contributed by related party	-	-	832	-	832
Additional paid-in capital in exchange for facilities provided by related party	-	-	1,200	-	1,200
Net loss	-	-	-	(3,889)	(3,889)
Balance, December 31, 2004	1,951,000	1,951	12,981	(16,051)	(1,119)
Additional paid-in capital contributed by related party	-	-	50	-	50
Additional paid-in capital in exchange for facilities provided by related party	-	-	1,200	-	1,200
Net loss	-	-	-	(2,440)	(2,440)
Balance, December 31, 2005	1,951,000	1,951	14,231	(18,491)	(2,309)

See accompanying notes to unaudited financial statements.

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH JUNE 30, 2007
(Unaudited)

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Additional paid-in capital in exchange for facilities provided by related party	-	-	1,200	-	1,200
Net loss	-	-	-	(2,909)	(2,909)
Balance, December 31, 2006	1,951,000	1,951	15,431	(21,400)	(4,018)
Issuance of common stock, May 18, 2007	437,500	437	34,563	-	35,000
Issuance of common stock, May 31, 2007	218,750	219	17,281	-	17,500
Issuance of common stock, June 7, 2007	268,750	269	21,231	-	21,500
Additional paid-in capital in exchange for facilities provided by related party	-	-	600	-	600
Net loss	-	-	-	(16,774)	(16,774)
Balance, June 30, 2007	2,876,000	$ 2,876	$ 89,106	$ (38,174)	$ 53,808

See accompanying notes to unaudited financial statements.

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006 AND FOR THE
PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH JUNE 30, 2007
(Unaudited)

	Six Months Ended June 30,		Inception (January 18, 2002) to June 30,
	2007	2006	2007
Cash flows from operating activities			
Net loss	$ (16,774)	$ (1,590)	$ (38,174)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Cost of services paid for with common stock	-	-	6,000
Additional paid-in capital in exchange for facilities provided by related party	600	600	6,300
Changes in operating assets and liabilities			
Increase in accounts payable and accrued expenses	7,735	-	8,454
(Decrease) increase in income taxes payable	(2,518)	990	781
Net cash provided by (used in) operating activities	(10,957)	-	(16,639)
Cash flows from investing activities			
Loan receivable	(25,000)	-	(25,000)
Increase in interest receivable	(153)	-	(153)
Net cash used in investing activities	(25,153)	-	(25,153)
Cash flows from financing activities			
Proceeds from issuance of common stock	74,000	-	111,550
Distributions to shareholders	-	-	(32,750)
Capital contributions	-	-	882
Net cash provided by financing activities	74,000	-	79,682
Net increase in cash	37,890	-	-
Cash, beginning of period	-	-	-
Cash, end of period	$ 37,890	$ -	$ 37,890
Supplemental disclosure of cash flow information			
Income taxes paid	$ 3,200	$ -	$ 4,000
Interest paid	$ -	$ -	$ -

See accompanying notes to unaudited financial statements.

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2007

---

1.   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

SN Strategies Corp. (the Company) was incorporated under the laws of the State of Nevada on January 18, 2002 under the original name "Klean Kast Solutions, Inc". On April 22, 2007, the Company filed amended and restated articles and changed its name to "SN Strategies Corp".

SN Strategies Corp. is an internet company that specializes in developing social networking applications, known as widgets, which are designed to engage, provide information and gather intelligence from users. A widget is a type of user interface that allows people to interact with a computer and computer-controlled devices that employ graphical icons, visual indicators or special graphical elements, along with text labels or text navigation to represent the information and actions available to a user. The Company is headquartered in Laguna Beach, California.

Prior to the commencement of its current operations in 2007, the Company was a developer of designer slings and protective, waterproof cast covers. The Company has discontinued this line of business.

SN Strategies Corp. is currently a development stage company under the provisions of Statement of Financial Accounting Standards (SFAS) No. 7. For the six months ended June 30, 2007, the Company has produced no revenues and will continue to report as a development stage company until significant revenues are produced.

Basis of Presentation

The accompanying unaudited financial statements of SN Strategies Corp. have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Certain prior year amounts have been reclassified to conform to the current year presentation. Operating results for the six month period ended June 30, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

1.   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Pursuant to SFAS No. 107, "*Disclosures About Fair Value of Financial Instruments*", the Company is required to estimate the fair value of all financial instruments included on its balance sheet. The carrying value of cash, accounts payable and accrued expenses approximate their fair value due to the short period to maturity of these instruments.

Income Taxes

The Company accounts for income taxes under SFAS 109, "*Accounting for Income Taxes*". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. The components of the deferred tax assets and liabilities are classified as current and non -current based on their characteristics. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

---

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

   Comprehensive Income

   The Company applies Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" (SFAS 130). SFAS 130 establishes standards for the reporting and display of comprehensive income or loss, requiring its components to be reported in a financial statement that is displayed with the same prominence as other financial statements. From inception (January 18, 2002) through June 30, 2007, the Company had no other components of comprehensive loss other than the net loss as reported on the statement of operations.

   Basic and Diluted Income (Loss) Per Share

   In accordance with SFAS No. 128, "*Earnings Per Share*", basic income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted income (loss) per common share is computed similar to basic income per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. As of June 30, 2007, the Company did not have any equity or debt instruments outstanding that could be converted into common stock.

   Issuances Involving Non-Cash Consideration

   All issuances of the Company's stock for non-cash consideration have been assigned a dollar amount equaling either the market value of the shares issued or the value of consideration received, whichever is more readily determinable. The majority of the non-cash consideration received pertains to services rendered by officers and have been recorded at their estimated value.

29

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

    Recent Accounting Pronouncements

    SFAS No. 155– In February 2006, FASB issued Statement 155, "*Accounting for Certain Hybrid Financial Instruments*". This Statement amends FASB Statement 133, "*Accounting for Derivative Instruments and Hedging Activities*", and FASB Statement 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*". Statement 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. The Company adopted the new standard beginning January 1, 2007. The impact of the adoption of SFAS 155 is not material to the Company's overall results of operations or financial position.

    SFAS No. 156– In March 2006, the FASB issued Statement 156, "*Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140*". This Statement amends FASB Statement No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*", with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, and also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. This statement is effective at the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. The Company adopted the new standard beginning January 1, 2007. The impact of the adoption of SFAS 156 is not material to the Company's overall results of operations or financial position.

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

FASB Interpretation No. 48– In July 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" (FIN 48), which supplements SFAS No. 109, "*Accounting for Income Taxes*", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company adopted the new standard beginning January 1, 2007. The impact of the adoption of FIN 48 is not material to the Company's overall results of operations or financial position.

SFAS No. 157– In September 2006, the FASB issued Statement 157, "*Fair Value Measurements*". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company is currently assessing the potential effect of SFAS 157 on its financial statements.

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

SFAS No. 158– In September 2006, the FASB issued Statement No. 158 "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)*". This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. The Company believes that the adoption of this standard will not a have a material impact on its financial statements.

SAB No. 108– In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*" The guidance in SAB No. 108 requires Companies to base their materiality evaluations on all relevant quantitative and qualitative factors. This involves quantifying the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The Company has adopted this standard.

SFAS No. 159– In February 2007, the FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115*". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option.

32

2.   GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred a net operating loss of $38,174 from inception (January 18, 2002) through June 30, 2007.

The Company is subject to those risks associated with development stage companies. The Company has sustained losses since inception and additional debt or equity financing will be required by the Company to fund its development activities and to support operations. However, there is no assurance that the Company will be able to obtain additional financing. Furthermore, there is no assurance that rapid technological changes, changing customer needs and evolving industry standards will enable the Company to introduce new products on a continual and timely basis so that profitable operations can be attained.

3.   NOTE RECEIVABLE

On May 18, 2007 the Company extended a $25,000 loan to Fliva, Inc. (Fliva) in exchange for a convertible promissory note and a warrant agreement. Under the terms of the convertible promissory note agreement, the note accrues interest at 5% per annum and matures on May 18, 2009. The note may be converted into Fliva's common stock upon default or upon certain other conditions. Under the terms of the warrant agreement, the Company has the right to purchase 62,500 shares of Fliva's common stock at $0.04 per share upon certain triggering events. The warrant agreement expires upon the earlier of the warrant execution or May 18, 2011.

4.   ACCRUED EXPENSES

Accrued Wages and Compensated Absences

The Company currently does not have any employees. The majority of development costs and services have been provided to the Company by the founders and outside, third-party vendors. As such, there is no accrual for wages or compensated absences as of June 30, 2007.

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
NOTES TO UNAUDITED FINANCIAL STATEMENTS
JUNE 30, 2007

5.   **COMMON STOCK**

The Company is authorized to issue up to 50,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. Each share of common stock shall entitle the holder to one vote, in person or by proxy, on any matter on which action of the stockholders of this corporation is sought. The holders of shares of preferred stock shall have no right to vote such shares, with certain exceptions as determined by the Board of Directors of this corporation or as otherwise provided by the Nevada General Corporation Law, as amended from time to time.

In January 2002, the Company issued 6,000,000 shares of its common stock to its founders in exchange for reimbursement of organizational costs and related expenses. The value of such costs and related expenses totaled $6,000.

In November 2002, the Company performed a private placement and issued 3,755,000 shares of common stock at $0.01 per share for an aggregate total of $37,550.

On April 22, 2007, the Company effected a one for five (1:5) reverse stock spilt whereby each share of the Company's common stock outstanding was converted into 0.20 of a share of the Company's common stock. Accordingly, the outstanding common stock and per share amounts have been retroactively stated to reflect the stock split within the Company's financial statements, pursuant to SEC Staff Accounting Bulletin, Topic 4C.

On May 18, 2007, the Company performed a private placement and issued 437,500 shares of common stock at $0.08 per share for an aggregate total of $35,000.

On May 31, 2007, the Company performed a private placement and issued 218,750 shares of common stock at $0.08 per share for an aggregate total of $17,500.

On June 7, 2007, the Company performed a private placement and issued 268,750 shares of common stock at $0.08 per share for an aggregate total of $21,500.

6.   **PROVISION FOR INCOME TAXES**

As of June 30, 2007, the Company has recognized the minimum amount of franchise tax required under California corporation law or $800. The Company is not currently subject to further federal or state tax since it has incurred losses since its inception.

As of June 30, 2007, the Company had federal and state net operating loss carryforwards of approximately $38,000, which can be used to offset future taxable income. The federal and state net operating loss carryforwards expire at various dates through 2027. Deferred tax assets resulting from the net operating losses are reduced by a valuation allowance, when, in the opinion of management, utilization is not reasonably assured.

As of June 30, 2007, the Company had the following deferred tax assets that related to net operating losses. A 100% valuation allowance has been established, as management believes it is more likely than not that the deferred tax assets will not be realized.

	Amount
Federal loss carryforwards (@15%)	$ 5,700
State loss carryforwards (@8.84%)	3,000
	8,700
Less: valuation allowance	(8,700)
	$ -

The Company's valuation allowance increased by approximately $3,900 during the six months ended June 30, 2007.

7.   **RELATED PARTY TRANSACTIONS**

From the Company's inception through June 30, 2007, the Company utilized office space of an officer and stockholder of the Company at no charge. The Company treated the usage of the office space as additional paid-in capital and charged the estimated fair value rent of $100 per month to operations. The Company recorded total rent expense of $600 for each of the six month periods ended June 30, 2007 and 2006.

8.   **DISCONTINUED OPERATIONS**

In 2007, the Company abandoned its waterproof and protective cast cover business. A loss on operations for this business has been reclassified and presented as a single line item in the statements of operations.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
SN Strategies Corp.
(formerly Klean Kast Solutions, Inc.)
Laguna Beach, California

We have audited the accompanying balance sheets of SN Strategies Corp. (formerly Klean Kast Solutions, Inc.) (a development stage company) as of December 31, 2006 and 2005, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and for the period from inception (January 18, 2002) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SN Strategies Corp. (formerly Klean Kast Solutions, Inc.) (a development stage company) as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended and for the period from inception (January 18, 2002) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses and has an accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Mendoza Berger & Company, LLP

Irvine, California
July 12, 2007

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Total assets	$ -	$ -

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2006	2005
Current liabilities		
Accounts payable	$ 719	$ -
Income taxes payable	3,299	2,309
Total current liabilities	4,018	2,309
Stockholders' equity (deficit)		
Preferred stock, $.001 par value; 5,000,000 shares authorized, 0 shares issued and outstanding	-	-
Common stock, $.001 par value; 50,000,000 shares authorized, 1,951,000 shares issued and outstanding	1,951	1,951
Additional paid-in capital	15,431	14,231
Deficit accumulated during the development stage	(21,400)	(18,491)
Total stockholders' equity (deficit)	(4,018)	(2,309)
Total liabilities and stockholders' equity (deficit)	$ -	$ -

See accompanying notes to financial statements

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND
FOR THE PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH
DECEMBER 31, 2006

	Year Ended December 31, 2006	Year Ended December 31, 2005	Inception (January 18, 2002) to December 31, 2006
Net revenue	$ -	$ -	$ -
Operating expenses			
Legal and professional	525	-	4,299
Rent	1,200	1,200	5,700
General and administrative	384	440	8,201
Total operating expenses	2,109	1,640	18,200
Loss from operations	(2,109)	(1,640)	(18,200)
Provision for income taxes	800	800	3,200
Net loss	$ (2,909)	$ (2,440)	$ (21,400)
Net loss per common share from operations – basic and diluted	$ -	$ -	$ -
Weighted average of common shares – basic and diluted	1,951,000	1,951,000	1,768,081

See accompanying notes to financial statements

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND
FOR THE PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH
DECEMBER 31, 2006

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance, January 18, 2002	-	$ -	$ -	$ -	$ -
Issuance of founder shares for services, January 30, 2002, retroactively stated for 1:5 reverse stock split on April 22, 2007	1,200,000	1,200	4,800	-	6,000
Issuance of common stock, November 1, 2002, retroactively stated for 1:5 reverse stock split on April 22, 2007	751,000	751	36,799	-	37,550
Additional paid-in capital in exchange for facilities provided by related party	-	-	900	-	900
Net loss	-	-	-	(8,889)	(8,889)
Balance, December 31, 2002	1,951,000	1,951	42,499	(8,889)	35,561

See accompanying notes to financial statements

40

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND
FOR THE PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH
DECEMBER 31, 2006

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Distributions to stockholders			(32,750)		(32,750)
Additional paid-in capital in exchange for facilities provided by related party	-	-	1,200	-	1,200
Net loss	-	-	-	(3,273)	(3,273)
Balance, December 31, 2003	1,951,000	1,951	10,949	(12,162)	738
Additional paid-in capital contributed by related party			832		832
Additional paid-in capital in exchange for facilities provided by related party	-	-	1,200	-	1,200
Net loss	-	-	-	(3,889)	(3,889)
Balance, December 31, 2004	1,951,000	1,951	12,981	(16,051)	(1,119)

See accompanying notes to financial statements

41

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND
FOR THE PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH
DECEMBER 31, 2006

	Common Stock		Additional Paid-In Capital	Deficit Accumulated During Development Stage	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Additional paid-in capital contributed by related party			50		50
Additional paid-in capital in exchange for facilities provided by related party	-	-	1,200	-	1,200
Net loss	-	-		(2,440)	(2,440)
Balance, December 31, 2005	1,951,000	1,951	14,231	(18,491)	(2,309)
Additional paid-in capital in exchange for facilities provided by related party	-	-	1,200	-	1,200
Net loss	-	-	-	(2,909)	(2,909)
Balance, December 31, 2006	1,951,000	$ 1,951	$ 15,431	$ (21,400)	$ (4,018)

See accompanying notes to financial statements

42

SN STRATEGIES CORP.
(formerly Klean Kast Solutions, Inc.)
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 AND
FOR THE PERIOD FROM INCEPTION (JANUARY 18, 2002) THROUGH
DECEMBER 31, 2006

| | Years Ended December 31, | | Inception (January 18, 2002) to December 31, 2006 |
	2006	2005	
Cash flows from operating activities			
Net loss	$ (2,909)	$ (2,440)	$ (21,400)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Cost of services paid for with common stock	-	-	6,000
Additional paid-in capital in exchange for facilities provided by related party	1,200	1,200	5,700
Changes in operating assets and liabilities			
Increase in accounts payable	719	-	719
Increase in income taxes payable	990	1,130	3,299
Net cash provided by (used in) operating activities	-	(110)	(5,682)
Cash flows from financing activities			
Proceeds from issuance of common stock	-	-	37,550
Distributions to stockholders	-	-	(32,750)
Capital contributions	-	50	882
Net cash provided by financing activities	-	50	5,682
Net increase (decrease) in cash	-	(60)	-
Cash, beginning of period	-	60	-
Cash, end of period	$ -	$ -	$ -
Supplemental disclosure of cash flow information			
Income taxes paid	$ -	$ -	$ -
Interest paid	$ -	$ -	$ -

See accompanying notes to financial statements

43

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Operations

SN Strategies Corp. (formerly Klean Kast Solutions, Inc.) (the Company) is currently a development stage company under the provisions of Statement of Financial Accounting Standards (SFAS) No. 7 and was incorporated under the laws of the State of Nevada on January 18, 2002. For the years ended December 31, 2006 and 2005, the Company has produced no revenues and will continue to report as a development stage company until significant revenues are produced.

SN Strategies Corp. (formerly Klean Kast Solutions, Inc.) was a developer of designer slings and preotective, waterproof cast covers. Subsequently, in 2007 the Company changed its business model to an internet company that specializes in developing social networking applications, known as widgets, which are designed to engage, provide information and gather intelligence from users. A widget is a type of user interface that allows people to interact with a computer and computer - controlled devices that employ graphical icons, visual indicators or special graphical elements, along with text labels or text navigation to represent the information and actions available to a user. The Company is headquartered in Laguna Beach, California.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. From inception to date, the Company has relied on cash contributions from its management.

1.   **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Fair Value of Financial Instruments

Pursuant to SFAS No. 107, "*Disclosures About Fair Value of Financial Instruments*", the Company is required to estimate the fair value of all financial instruments included on its balance sheet. The carrying value of accounts payable and accrued expenses approximate their fair value due to the short period to maturity of these instruments.

Income Taxes

The Company accounts for income taxes under SFAS 109, "*Accounting for Income Taxes*". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs. The components of the deferred tax assets and liabilities are classified as current and non -current based on their characteristics. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

Comprehensive Income

The Company applies Statement of Financial Accounting Standards No. 130, "*Reporting Comprehensive Income*" (SFAS 130). SFAS 130 establishes standards for the reporting and display of comprehensive income or loss, requiring its components to be reported in a financial statement that is displayed with the same prominence as other financial statements. From inception (January 18, 2002) through December 31, 2006, the Company had no other components of comprehensive loss other than the net loss as reported on the statement of operations.

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Basic and Diluted Income (Loss) Per Share

In accordance with SFAS No. 128, "*Earnings Per Share*", basic income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding. Diluted income (loss) per common share is computed similar to basic income per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. As of December 31, 2006, the Company did not have any equity or debt instruments outstanding that could be converted into common stock.

Issuances Involving Non-Cash Consideration

All issuances of the Company's stock for non-cash consideration have been assigned a dollar amount equaling either the market value of the shares issued or the value of consideration received, whichever is more readily determinable. The majority of the non-cash consideration received pertains to services rendered by officers and have been recorded at their estimated value.

Recent Accounting Pronouncements

SFAS No. 153– In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "*Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29*" (SFAS 153). SFAS 153 requires that exchanges of nonmonetary assets be measured based on the fair values of the assets exchanged, and eliminates the exception to this principle under APB Opinion 29 for exchanges of similar productive assets. The Company adopted the new standard in the first interim period beginning after June 15, 2005. The impact of the adoption of SFAS 153 is not material to the Company's overall results of operations or financial position.

FASB Interpretation No. 47– In March 2005, the FASB issued FASB Interpretation No. 47, "*Accounting for Conditional Asset Retirement Obligations*" (FIN 47). This Interpretation clarifies that the term *conditional asset retirement obligation* as used in FASB Statement No. 143, "*Accounting for Asset Retirement Obligations*"*,* refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is
unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction, or development and (or) through the normal operation of the asset. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Statement 143 acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but is not required. The Company adopted the new standard for the year ended December 31, 2006. The impact of the adoption of FIN 47 is not material to the Company's overall results of operations or financial position.

SFAS No. 154– In May 2005, the FASB issued SFAS No. 154, "*Accounting Changes and Error Corrections*". This Statement replaces APB Opinion No. 20, "*Accounting Changes*"*,* and SFAS No. 3, "*Reporting Accounting Changes in Interim Financial Statements*", and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period -specific effects or the cumulative effect of the change. The provisions in SFAS 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted the new standard for the year ended December 31, 2006. The impact of the adoption of SFAS 154 is not material to the Company's overall results of operations or financial position.

SFAS No. 155– In February 2006, FASB issued Statement 155, "*Accounting for Certain Hybrid Financial Instruments*". This Statement amends FASB Statement 133, "*Accounting for Derivative Instruments and Hedging Activities*", and FASB Statement 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*". Statement 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006. The Company believes that the adoption of this standard will not a have a material impact on its financial statements.

SFAS No. 156– In March 2006, the FASB issued Statement 156, "*Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140*". This Statement amends FASB Statement No. 140, "*Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*", with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations, and also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. This statement is effective at the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement. The adoption of this standard will not a have a material impact on the Company's financial statements.

FASB Interpretation No. 48– In July 2006, the FASB issued Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*" (FIN 48), which supplements SFAS No. 109, "*Accounting for Income Taxes*", by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the potential effect of FIN 48 on its financial statements.

SFAS No. 157– In September 2006, the FASB issued Statement 157, "*Fair Value Measurements*". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company is currently assessing the potential effect of SFAS 157 on its financials statements.

SFAS No. 158– In September 2006, the FASB issued Statement No. 158 "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)*". This Statement improves financial reporting by requiring an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. The Company believes that the adoption of this standard will not a have a material impact on its financial statements.

SAB No. 108– In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB No. 108), "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*." The guidance in SAB No. 108 requires companies to base their materiality evaluations on all relevant quantitative and qualitative factors. This involves quantifying the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The Company has adopted this standard.

SFAS No. 159– In February 2007, the FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option.

2.   GOING CONCERN

As shown in the accompanying financial statements, the Company has incurred a net operating loss of $21,400 from inception (January 18, 2002) through December 31, 2006.

The Company is subject to those risks associated with development stage companies. The Company has sustained losses since inception and additional debt or equity financing will be required by the Company to fund its development activities and to support operations. However, there is no assurance that the Company will be able to obtain additional financing. Furthermore, there is no assurance that rapid technological changes, changing customer needs and evolving industry standards will enable the Company to introduce new products on a continual and timely basis so that profitable operations can be attained.

3.   ACCRUED EXPENSES

Accrued Wages and Compensated Absences

The Company currently does not have any employees. The majority of development costs and services have been provided to the Company by the founders and outside, third-party vendors. As such, there is no accrual for wages or compensated absences as of December 31, 2006.

4.   COMMON STOCK

The Company is authorized to issue up to 50,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. Each share of common stock shall entitle the holder to one vote, in person or by proxy, on any matter on which action of the stockholders of this corporation is sought. The holders of shares of preferred stock shall have no right to vote such shares, with certain exceptions as determined by the Board of Directors of this corporation or as otherwise provided by the Nevada General Corporation Law, as amended from time to time.

In January 2002, the Company issued 6,000,000 shares of its common stock to its founders in exchange for reimbursement of organizational costs and related expenses. The value of such costs and related expenses totaled $6,000.

In November 2002, the Company performed a private placement and issued 3,755,000 shares of common stock at $0.01 per share for an aggregate total of $37,550.

5.   <u>**PROVISION FOR INCOME TAXES**</u>

For the years ended December 31, 2006 and 2005, the Company has recognized the minimum amount of franchise tax required under California corporation law or $800, for each year, respectively. The Company is not currently subject to further federal or state tax since it has incurred losses since inception.

As of December 31, 2006, the Company had federal and state net operating loss carryforwards of approximately $21,000, which can be used to offset future federal income tax. The federal and state net operating loss carryforwards expire at various dates through 2026. Deferred tax assets resulting from the net operating losses are reduced by a valuation allowance, when, in the opinion of management, utilization is not reasonably assured.

As of December 31, 2006 and 2005, the Company had the following deferred tax assets that related to net operating losses. A 100% valuation allowance has been established, as management believes it is more likely than not that the deferred tax assets will not be realized.

	Amount
Federal loss carryforwards (@15%)	$ 3,200
State loss carryforwards (@8.84%)	1,600
	4,800
Less: valuation allowance	(4,800)
	$ -

The Company's valuation allowance increased by approximately $700 and $600 during the years ended December 31, 2006 and 2005, respectively.

6.   <u>**RELATED PARTY TRANSACTIONS**</u>

From the Company's inception through December 31, 2006, the Company utilized office space of an officer and stockholder of the Company at no charge. The Company treated the usage of the office space as additional paid-in capital and charged the estimated fair value rent of $100 per month to operations. The Company recorded total rent expense of $1,200 for each of the years ended December 31, 2006 and 2005.

7.   **SUBSEQUENT EVENTS**

In 2007, the Company abandoned its water proof and protective cast cover business.

On April 22, 2007, the Company filed amended and restated articles to change its name to SN Strategies Corp.

On April 22, 2007, the Company effected a one for five reverse stock spilt whereby each share of the Company's common stock outstanding was converted into 0.20 of a share of the Company's common stock. Accordingly, outstanding common stock and per share amounts have been retroactively stated to reflect the stock split within the Company's financial statements pursuant to SEC Staff Accounting Bulletin, Topic 4C.

On May 18, 2007 the Company extended a $25,000 loan to Fliva, Inc. (Fliva) in exchange for a convertible promissory note and a warrant agreement. Under the terms of the convertible promissory note agreement, the note accrues interest at 5% per annum and matures on May 18, 2009. The note may be converted into Fliva's common stock upon default or upon certain capital raising triggering events. Under the terms of the warrant agreement, the Company has the right to purchase 62,500 shares of Fliva's common stock at $0.04 per share upon certain triggering events. The warrant agreement expires upon the earlier of the warrant execution or May 18, 2011.

On May 18, 2007, the Company performed a private placement and issued 437,500 shares of common stock at $0.08 per share for an aggregate total of $35,000.

On May 31, 2007, the Company performed a private placement and issued 218,750 shares of common stock at $0.08 per share for an aggregate total of $17,500.

On June 7, 2007, the Company performed a private placement and issued 268,750 shares of common stock at $0.08 per share for an aggregate total of $21,500.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

In June 2007, our Board of Directors appointed Mendoza Berger & Company, to audit our financials statements for the years ended December 31, 2006 and 2005. There have been no disagreements with our accountant since their appointment.

Legal Matters

The validity of the issuance of the shares of common stock offered by the selling shareholders has been passed upon by Esquire Consulting, Inc. located in Los Angeles, California.

Experts

Our financial statements for the years ended December 31, 2006 and 2005, appearing in this prospectus which is part of a Registration Statement have been audited by Mendoza Berger & Company and are included in reliance upon such reports given upon the authority of Mendoza Berger & Company as experts in accounting and auditing.

Additional Information

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission pursuant to the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information regarding us and our common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

Article Seven of our Articles of Incorporation provides, among other things, that our officers and directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as an officer or a director, except for liability:

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
- for unlawful payments of dividends or unlawful stock purchase or redemption by us.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless the act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Other Expenses of Issuance and Distribution

We will pay all expenses in connection with the registration and sale of our common stock. None of the expenses will be paid by the selling shareholders. The estimated expenses of issuance and distribution are set forth below.

Registration Fees	Approximately	$3.15
Transfer Agent Fees	Approximately	$700.00
Costs of Printing and Engraving	Approximately	$500.00
Legal Fees	Approximately	$10,000.00
Accounting Fees	Approximately	$10,000.00

Recent Sales of Unregistered Securities

There have been no sales of unregistered securities within the last three years, which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

From May to June 2007, we issued 925,000 shares of our common stock to thirteen investors for $0.08 per share. The shares were issued as a result of a private placement offering. There was no general solicitation used in this offering. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. We believe that each purchaser who was not an accredited investor has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment. Each investor was given adequate access to sufficient information about us to make an informed investment decision. There were no commissions paid on the sale of these shares. The gross proceeds to us were $74,000.

Exhibits

Copies of the following documents are filed with this registration statement, Form SB-2, as exhibits:

Exhibit No.

1.   Underwriting Agreement (not applicable)
3.1 Amended and Restated Articles of Incorporation
3.2 Bylaws
5.   Executed Opinion Re: Legality
8.   Opinion Re: Tax Matters (not applicable)
11. Statement Re: Computation of Per Share Earnings*
23.1 Consent of Auditors
23.2 Consent of Counsel**

*   Included in Financial Statements
**   Included in Exhibit 5

Undertakings

A. We hereby undertake:

    (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii)   Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation From the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii)   Include any additional or changed material information on the plan of distribution.

    (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    i. Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424;

    ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

    iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

    iv. Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

B.

(1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(2) In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C. Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, in the city of Laguna Beach, State of California, on July 26, 2007.

SN Strategies Corp., a Nevada Corporation

By: /s/ Michael Hawks
_____

Michael Hawks
principal executive officer
principal accounting director
president, director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

July 26, 2007

By: /s/ Michael Hawks
_____

Michael Hawks
principal executive officer
principal accounting director
president, director

July 26, 2007

By: /s/ Eric Kennedy
_____

Eric Kennedy
director

**AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SN STRATEGIES CORP.**

The undersigned, as the President and Secretary of SN Strategies Corp., a Nevada corporation, hereby certifies that by vote of the Board of Directors dated April 12, 2007, and majority vote of the stockholders at a shareholders meeting on April 22, 2007, it was agreed that these Amended and Restated Articles of Incorporation be filed with the Secretary of State for the State of Nevada.

FIRST. The amended name of this corporation is <u>SN Strategies Corp.</u>

SECOND. The address of this corporation's registered office in the State of Nevada is 502 East John Street, Carson City, Nevada 89706. The name of its resident agent at such address is CSC Services of Nevada, Inc.

THIRD. The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized pursuant to the General Corporation Law of the State of Nevada.

FOURTH. The total number of shares of capital stock which this corporation shall have authority to issue is fifty five million (55,000,000) with a par value of $.001 per share amounting to $55,000.00. Fifty million (50,000,000) of those shares are Common Stock and five million (5,000,000) of those shares are Preferred Stock. Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy, on any matter on which action of the stockholders of this corporation is sought. The holders of shares of Preferred Stock shall have no right to vote such shares, except (i) determined by the Board of Directors of this corporation in accordance with the provisions of Section (3) of Article Fifth of these Articles of Incorporation, or (ii) as otherwise provided by the Nevada General Corporation Law, as amended from time to time.

FIFTH. The Board of Directors of this corporation shall be, and hereby is, authorized and empowered, subject to limitations prescribed by law and the provisions of the Article Fourth of these Articles of Incorporation, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series, and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions of each such series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(1) The number of shares constituting such series and the distinctive designation of such series;

(2) The dividend rate on the shares of such series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of such series;

(3) Whether such series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(4) Whether such series shall have conversion privileges, and, if so, the terms and conditions of such conversion privileges, including provision for adjustment of the conversion rate, in such events as the Board of Directors shall determine;

(5) Whether or not the shares of such series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which those shares shall be redeemable, and the amount per share payable in the event of redemption, which amount may vary in different circumstances and at different redemption dates;

(6) Whether that series shall have a sinking fund for the redemption or purchase of shares of such series, and, if so, the terms and amount of such sinking fund;

(7) The rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of this corporation, and the relative rights of priority, if any, of payment of shares of such series; and

(8) Any other relative rights, preferences and limitations of such series.

Dividends on issued and outstanding shares of Preferred Stock shall be paid or declared and set apart for payment prior to any dividends shall be paid or declared and set apart for payment on the shares of Common Stock with respect to the same dividend period.

If, upon any voluntary or involuntary liquidation, dissolution or winding up of this corporation, the assets of this corporation available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full and complete preferential amount to which such holders are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts, including unpaid cumulative dividends, if any, payable with respect thereto.

SIXTH. This corporation shall have a perpetual existence.

SEVENTH. No director or officer of this corporation shall have any personal liability to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Seventh shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada General Corporation Law. Any repeal or modification of this article by the stockholders of this corporation shall not adversely affect any right or protection of any director of this corporation existing at the time of such repeal or modification.

EIGHTH. This corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision specified in these Articles of Incorporation, and other provisions authorized by the laws of the State of Nevada at any such time then in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to these Articles of Incorporation in their present form or as hereafter amended are granted subject to the rights reserved in this article.

NINTH. Capital stock issued by this corporation after the amount of the subscription price or par value therefor has been paid in full shall not be subject to pay debts of this corporation, and no capital stock issued by this corporation and for which payment has been made shall ever be assessable or assessed.

TENTH. (a) The affairs of this corporation shall be governed by a Board of Directors of not more than fifteen (15) persons nor less than one (1) person, as determined from time to time by vote of a majority of the Board of Directors of this corporation; provided, however, that the number of directors shall not be reduced so as to reduce the term of any director at the time in office. The name and address of the current members of the Board of Directors are:

1. Michael Hawks
    1077 Balboa Avenue
    Laguna Beach, CA 92651

2. Eric Kennedy
    319 15th Street #3
    Huntington Beach, California 92648

(b) Any vacancies in the Board of Directors for any reason, and any directorships resulting from any increase in the number of directors, may be filled by the Board of Directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election and until their successors shall be elected and qualified.

ELEVENTH. No contract or other transaction between this corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of this corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with the same force and effect as if he or she were not such director or officer of such other corporation or not so interested.

The undersigned hereby certifies that he has executed these Amended and Restated Articles of Incorporation on this 23rd day of April, 2007.

By:

/s/ Michael Hawks

Michael Hawks

Its: President, Secrety

4

Exhibit 3.2

BYLAWS
OF
KLEAN KAST SOLUTIONS, INC.
a Nevada corporation

SECTION 1. OFFICES

The principal office of Klean Kast Solutions, Inc., a Nevada corporation ("Corporation") shall be located at the principal place of business or such other place as the Board of Directors ("Board") may designate. The Corporation may have such other offices, either within or without the State of Nevada, as the Board may designate or as the business of the Corporation may require from time to time.

SECTION 2. SHAREHOLDERS

2.1 Annual Meeting

The annual meeting of the shareholders shall be held the first Friday of March in each year, or on such other day as shall be fixed by resolution of the Board, at the principal office of the Corporation, or such other place as fixed by the Board, for the purpose of electing directors and transacting such other business as may properly come before that meeting. If the day fixed for the annual meeting is a legal holiday at the place of that meeting, that meeting shall be held on the next succeeding business day.

2.2 Special Meetings

The Board, the President, or the Chairperson of the Board, may call special meetings of the shareholders for any purpose. The holders of not less than ten percent (10%) of all the outstanding shares of the Corporation entitled to vote for or against any issue proposed to be considered at the proposed special meeting, if they date, sign and deliver to the Corporation's Secretary a written demand for a special meeting specifying the purpose or purposes for which it is to be held, may call a special meeting of the shareholders for such specified purpose.

2.3 Place of Meeting

All meetings shall be held at the principal office of the Corporation, or at such other place as designated by the Board, by any persons entitled to call a meeting pursuant to the bylaws, or in a waiver of notice signed by all of the shareholders entitled to vote at that meeting.

2.4 Notice of Meeting

(a) The Corporation shall cause to be delivered to each shareholder entitled to notice of, or to vote at, an annual or special meeting of shareholders, either personally or by mail, not less than ten (10) days nor more than sixty (60) days before that meeting, written notice stating the date, time and place of that meeting and, in the case of a special meeting, the purpose or purposes for which that meeting is called.

(b) Notice to a shareholder of an annual or special shareholders meeting shall be in writing. Such notice, if in comprehensible form, is effective (a) when mailed, if it is mailed postpaid and is correctly addressed to that shareholder's address specified in the Corporation's then current record of shareholders, or (b) when received by that shareholder, if it is delivered by telegraph, facsimile transmission or private courier.

(c) If an annual or special shareholders meeting is adjourned to a different date, time, or place, notice of the new date, time, or place shall not be required if the new date, time, or place is announced at that meeting before adjournment, unless a new record date for the adjourned meeting is, or must be, fixed pursuant to (i) Section 2.6(a) of these bylaws or (ii) the Nevada General Corporation Law.

2.5 Waiver of Notice

(a) Whenever any notice is required to be given to any shareholder pursuant to the provisions of these bylaws, the Articles of Incorporation or the Nevada General Corporation Law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time specified in such notice, and delivered to the Corporation for inclusion in the minutes for filing with the corporate records, shall be deemed equivalent to the giving of such notice.

(b) The attendance of a shareholder at a meeting shall be a waiver of each objection to lack of, or defect in, notice of such meeting or of consideration of a particular matter at that meeting, unless that shareholder, at the beginning of that meeting or prior to consideration of such matter, objects to holding that meeting, transacting business at that meeting, or considering the matter when presented at that meeting.

2.6 Fixing of Record Date for Determining Shareholders

(a) For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders, or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or to make a determination of shareholders for any other purpose, the Board may fix in advance a date as the record date for any such determination. Such record date shall be not more than seventy (70) days, and in case of a meeting of shareholders, not less than ten (10) days, prior to the date on which the particular action requiring such determination is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of, or to vote at, a meeting, or to receive payment of a dividend, the date on which the notice of meeting is mailed or on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination. Such determination shall apply to any adjournment of that meeting; provided, however, such adjournment is not set for a date more than one hundred twenty (120) days after the date fixed for the original meeting.

(b) The record date for the determination of shareholders entitled to demand a special shareholders meeting shall be the date the first shareholder signs the demand.

2.7 Shareholders' List

(a) Beginning two (2) business days after notice of a meeting of shareholders is given, a complete alphabetical list of the shareholders entitled to notice of that meeting shall be made, arranged by voting group, and within each voting group by class or series, with the address of and number of shares held by each shareholder. Such record shall be kept on file at the Corporation's principal office or at a place identified in that meeting notice in the city where the meeting will be held. On written demand, such record shall be subject to inspection by any shareholder at any time during normal business hours. Such record shall also be kept open at that meeting for inspection by any shareholder.

(b) A shareholder may, on written demand, copy the shareholders' list at such shareholder's expense during regular business hours; provided, however, that:

(i)   Such shareholder's demand is made in good faith and for another purpose;

(ii)   Such shareholder has described with reasonable particularity such shareholder's purpose specified in the written demand; and

(iii)   The shareholders' list is directly related to such shareholder's purpose.

2.8 Quorum

A majority of the votes entitled to be cast on a matter at a meeting by a voting group, represented in person or by proxy, shall constitute a quorum of that voting group for action on that matter at a meeting of the shareholders. If a quorum is not present for a matter to be acted upon, a majority of the shares represented at that meeting may adjourn that meeting from time to time without additional notice. If the necessary quorum is present or represented at a reconvened meeting following such an adjournment, any business may be transacted that might have been transacted at the meeting as originally called. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

2.9 Manner of Acting

(a) If a quorum exists, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the affirmative vote of a greater number is required by these bylaws, the Articles of Incorporation or the Nevada General Corporation Law.

(b) If a matter is to be voted on by a single group, action on that matter is taken when voted upon by that voting group. If a matter is to be voted on by two (2) or more voting groups, action on that matter is taken only when voted upon by each of those voting groups counted separately. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on such matter.

2.10 Proxies

A shareholder may vote by proxy executed in writing by that shareholder or by his or her attorney-in-fact. Such proxy shall be effective when received by the Secretary or other officer or agent authorized to tabulate votes at the meeting. A proxy shall become invalid eleven (11) months after the date of its execution, unless otherwise expressly provided in the proxy. A proxy for a specified meeting shall entitle the holder thereof to vote at any adjournment of that meeting, but shall not be valid after the final adjournment thereof.

2.11 Voting of Shares

Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

2.12 Voting for Directors

Each shareholder may vote, in person or by proxy, the number of shares owned by such shareholder that are entitled to vote at an election of directors, for as many persons as there are directors to be elected and for whose election such shares have a right to vote. Unless otherwise provided in the Articles of Incorporation, directors are elected by a plurality of the votes cast by shares entitled to vote in the election at a meeting at which a quorum is present.

2.13 Voting of Shares by Corporations

2.13.1 Shares Held by Another Corporation

Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such other corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine; provided, however, such shares are not entitled to vote if the Corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of such other corporation.

2.13.2 Shares Held by the Corporation

Authorized but unissued shares shall not be voted or counted for determining whether a quorum exists at any meeting or counted in determining the total number of outstanding shares at any given time. Notwithstanding the foregoing, shares of its own stock held by the Corporation in a fiduciary capacity may be counted for purposes of determining whether a quorum exists, and may be voted by the Corporation.

2.14 Acceptance or Rejection of Shareholder Votes, Consents, Waivers and Proxy Appointments

2.14.1 Documents Bearing Name of Shareholders

If the name signed on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder, the Secretary or other agent authorized to tabulate votes at the meeting may, if acting in good faith, accept such vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder.

2.14.2 Documents Bearing Name of Third Parties

If the name signed on a vote, consent, waiver or proxy appointment does not correspond to the name of its shareholder, the Secretary or other agent authorized to tabulate votes at the meeting may nevertheless, if acting in good faith, accept such vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder if:

(a)   The shareholder is an entity and the name signed purports to be that of an officer or an agent of that entity;

(b)   The name signed purports to be that of an administrator, executor, guardian or conservator representing the shareholder and, if the Secretary or other agent requests, acceptable evidence of fiduciary status has been presented;

(c)   The name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder, and, if the Secretary or other agent requests, acceptable evidence of this status has been presented;

(d)   The name signed purports to be that of a pledgee, beneficial owner or attorney-in-fact of the shareholder and, if the Secretary or other agent requests, acceptable evidence of the signatory's authority to sign has been presented; or

(e)   Two or more persons are the shareholder as co-owners or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all co-owners.

2.14.3 Rejection of Documents

The Secretary or other agent authorized to tabulate votes at the meeting is entitled to reject a vote, consent, waiver or proxy appointment if such agent, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

SECTION 3. BOARD OF DIRECTORS

3.1 General Powers

The business and affairs of the Corporation shall be managed by the Board, except as may be otherwise provided in these Bylaws, the Articles of Incorporation or the Nevada General Corporation Law.

3.2 Number, Tenure and Qualifications

The Board of Directors shall consist of no less than one (1) and no more than fifteen (15) Directors, the specific number to be set by resolution of the Board of Directors. The number of directors may be changed from time to time by amendment to these Bylaws, but no decrease in the number of directors shall shorten the term of any incumbent director. The terms of the directors expire at the next annual shareholder's meeting following their election. Despite the expiration of a director's term, however, the director shall continue to serve until such director's successor is elected and qualifies or until there is a decrease in the number of directors. Directors need not be shareholders of the Corporation or residents of the State of Nevada.

3.3 Annual and Regular Meetings

An annual meeting of the Board of Directors shall be held without additional notice immediately after and at the same place as the annual meeting of shareholders.

By resolution the Board of Directors, or any committee thereof, may specify the time and place for holding regular meetings thereof without other notice than such resolution.

3.4 Special Meetings

Special meetings of the Board of Directors or any committee designated by the Board of Directors may be called by or at the request of the Chair of the Board of Directors, or the President or any director and, in the case of any special meeting of any committee designated by the Board of Directors, by the Chair thereof. The person or persons authorized to call special meetings may fix any place either within or without the State of Nevada as the place for holding any special Board or committee meeting called by them.

3.5 Meetings by Telecommunications

Members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or such committee by use of any means of telecommunications equipment pursuant to which all persons participating may simultaneously hear each other during such meeting. Participation by such method shall be deemed presence in person at such meeting.

3.6 Notice of Special Meetings

Notice of a special Board of Directors or committee meeting specifying the date, time and place of such meeting shall be given to a director in writing or orally by telephone or in person as specified below. Neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice of such meeting.

3.6.1 Personal Delivery

If delivery is by personal service, the notice shall be effective if delivered at the address specified on the records of the Corporation at least one day before the meeting.

3.6.2 Delivery by Mail

If notice is delivered by mail, the notice shall be deemed effective if deposited in the official government mail at least five (5) days before the meeting properly addressed to a director at his or her address specified on the records of the Corporation with postage prepaid.

3.6.3 Delivery by Telegraph

If notice is delivered by telegraph, the notice shall be deemed effective if the content thereof is delivered to the telegraph company by such time that the telegraph company guarantees delivery at least one day before the meeting.

3.6.4 Oral Notice

If notice is delivered orally, by telephone or in person, the notice shall be effective if personally given to a director at least one day before the meeting.

3.6.5 Notice by Facsimile Transmission

If notice is delivered by facsimile transmission, the notice shall be deemed effective if the content thereof is transmitted to the office of a director, at the facsimile number specified on the records of the Corporation, at least one day before the meeting, and receipt is either confirmed by confirming transmission equipment or acknowledged by the receiving office.

3.6.6 Notice by Private Courier

If notice is delivered by private courier, the notice shall be deemed effective if delivered to the courier, properly addressed and prepaid, by such time that the courier guarantees delivery at least one day before the meeting.

3.7 Waiver of Notice

3.7.1 Written Waiver

Whenever any notice is required to be given to any director pursuant to the provisions of these Bylaws, the Articles of Incorporation or the Nevada General Corporation Law, a waiver thereof in writing, executed at any time, specifying the meeting for which notice is waived, signed by the person or persons entitled to such notice, and filed with the minutes or corporate records, shall be deemed equivalent to the giving of such notice.

3.7.2 Waiver by Attendance

The attendance of a director at a Board of Directors or committee meeting shall constitute a waiver of notice of such meeting, unless such director, at the beginning of the meeting, or promptly upon such director's arrival, objects to holding the meeting or transacting any business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.8 Quorum

A majority of the number of directors determined by or in the manner provided by these Bylaws shall constitute a quorum for the transaction of business at any Board of Directors meeting.

3.9 Manner of Acting

The act of the majority of the directors present at a Board of Directors or committee meeting at which there is a quorum shall be the act of the Board of Directors or committee, unless the vote of a greater number is required by these Bylaws, the Articles of Incorporation or the Nevada General Corporation Law.

3.10 Presumption of Assent

A director of the Corporation present at a Board of Directors or committee meeting at which action on any corporate matter is taken shall be deemed to have assented to the action taken unless such director objects at the beginning of the meeting, or promptly upon such director's arrival, to holding the meeting or transacting business at the meeting; or such director's dissent is entered in the minutes of the meeting; or such director delivers a written notice of dissent or abstention to such action with the presiding officer of the meeting before the adjournment thereof; or such director forwards such notice by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. A director who voted in favor of such action may not thereafter dissent or abstain.

3.11 Action by Board of Directors or Committee Without a Meeting

Any action which could be taken at a meeting of the Board of Directors or of any committee appointed by the Board of Directors may be taken without a meeting, if a written consent setting forth the action so taken is signed by each Director or by each committee member. The action shall be effective when the last signature is placed on the consent, unless the consent specifies an earlier or later date. Such written consent, which shall have the same effect as a unanimous vote of the directors or such committee, shall be inserted in the minute book as if it were the minutes of a Board of Directors or committee meeting.

3.12 Resignation

Any director may resign at any time by delivering written notice to the Chair of the Board of Directors, the Board of Directors, or to the registered office of the Corporation. Such resignation shall take effect at the time specified in the notice, or if no time is specified, upon delivery. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Once delivered, a notice of resignation is irrevocable unless revocation is permitted by the Board of Directors.

3.13 Removal

One or more members of the Board of Directors (including the entire Board of Directors) may be removed at a meeting of shareholders called expressly for that purpose, provided that the notice of such meeting states that the purpose, or one of the purposes, of the meeting is such removal. A member of the Board of Directors may be removed with or without cause, unless the Articles of Incorporation permit removal for cause only, by a vote of the holders of not less than two thirds (2/3) of the voting power of the issued and outstanding stock entitled to vote on the election of the director. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove such director.

3.14 Vacancies

Any vacancy occurring on the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by the shareholders, by the Board of Directors, by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office; except that the term of a director elected by the Board of Directors to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Any directorship to be filled by reason of an increase in the number of directors may be filled by the affirmative vote of a majority of the number of directors fixed by the Bylaws prior to such increase for a term of office continuing only until the next election of directors by the shareholders. Any directorship not so filled by the directors shall be filled by election at the next annual meeting of shareholders or at a special meeting of shareholders called for that purpose. If the vacant directorship is filled by the shareholders and was held by a director elected by a voting group of shareholders, then only the holders of shares of that voting group are entitled to vote to fill such vacancy. A vacancy that will occur at a specific later date by reason of a resignation effective at such later date or otherwise may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

3.15 Minutes

The Board of Directors shall keep minutes of its meetings and shall cause them to be recorded in books kept for that purpose.

3.16 Executive and Other Committees

3.16.1 Creation of Committees

The Board of Directors, by resolution adopted by a majority of the number of Directors fixed in the manner provided by these Bylaws, may appoint standing or temporary committees, including an Executive Committee, from its own number. The Board of Directors may invest such committee(s) with such powers as it may see fit, subject to such conditions as may be prescribed by the Board of Directors, these Bylaws, the Articles of Incorporation and the Nevada General Corporation Law.

3.16.2 Authority of Committees

Each committee shall have and may exercise all of the authority of the Board of Directors to the extent provided in the resolution of the Board of Directors designating the committee and any subsequent resolutions pertaining thereto and adopted in like manner, except that no such committee shall have the authority to (a) authorize distributions, except as may be permitted by Section 3.16.2 (g) of these Bylaws; (b) approve or propose to shareholders actions required by the Nevada General Corporation Law to be approved by shareholders; (c) fill vacancies on the Board of Directors or any committee thereof; (d) adopt, amend or repeal these Bylaws; (e) amend the Articles of Incorporation; (f) approve a plan of merger not requiring shareholder approval; or (g) authorize or approve reacquisition of shares, except within limits prescribed by the Board of Directors.

3.16.3 Quorum and Manner of Acting

A majority of the number of Directors composing any committee of the Board of Directors, as established and fixed by resolution of the Board of Directors, shall constitute a quorum for the transaction of business at any meeting of such committee.

3.16.4 Minutes of Meetings

All committees so appointed shall keep regular minutes of their meetings and shall cause them to be recorded in books kept for that purpose.

3.16.5 Resignation

Any member of any committee may resign at any time by delivering written notice thereof to the Board of Directors, the Chair of the Board of Directors or the Corporation. Any such resignation shall take effect at the time specified in the notice, or if no time is specified, upon delivery. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Once delivered, a notice of resignation is irrevocable unless revocation is permitted by the Board of Directors.

3.16.6 Removal

The Board of Directors may remove from office any member of any committee elected or appointed by it, but only by the affirmative vote of not less than a majority of the number of directors fixed by or in the manner provided by these Bylaws.

3.17 Compensation

By Board of Directors resolution, directors and committee members may be paid their expenses, if any, of attendance at each Board of Directors or committee meeting, or a fixed sum for attendance at each Board of Directors or committee meeting, or a staled salary as director or a committee member, or a combination of the foregoing. No such payment shall preclude any director or committee member from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 4. OFFICERS

4.1 Number

The Officers of the Corporation shall be a President and a Secretary, each of whom shall be appointed by the Board of Directors. One or more Vice Presidents, a Treasurer and such other Officers and assistant Officers, including a Chair of the Board of Directors, may be appointed by the Board of Directors; such officers and assistant officers to hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as may be provided by resolution of the Board of Directors. Any Officer may be assigned by the Board of Directors any additional title that the Board of Directors deems appropriate. The Board of Directors may delegate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authority and duties. Any two or more offices may be held by the same person.

4.2 Appointment and Term of Office

The officers of the Corporation shall be appointed annually by the Board of Directors at the Board of Directors meeting held after the annual meeting of the shareholders. If the appointment of officers is not made at such meeting, such appointment shall be made as soon thereafter as a Board of Directors meeting conveniently may be held. Unless an officer dies, resigns, or is removed from office, he or she shall hold office until the next annual meeting of the Board of Directors or until his or her successor is appointed.

4.3 Resignation

Any officer may resign at any time by delivering written notice to the Corporation. Any such resignation shall take effect at the time specified in the notice, or if no time is specified, upon delivery. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Once delivered, a notice of resignation is irrevocable unless revocation is permitted by the Board of Directors.

4.4 Removal

Any officer or agent appointed by the Board of Directors may be removed by the Board of Directors, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer or agent shall not of itself create contract rights.

4.5 Vacancies

A vacancy in any office because of death, resignation, removal, disqualification, creation of a new office or any other cause may be filled by the Board of Directors for the unexpired portion of the term, or for a new term established by the Board of Directors. If a resignation is made effective at a later date, and the Corporation accepts such future effective date, the Board of Directors may fill the pending vacancy before the effective date, if the Board of Directors provides that the successor does not take office until the effective date.

4.6 Chair of the Board of Directors

If appointed, the Chair of the Board of Directors shall perform such duties as shall be assigned to him or her by the Board of Directors from time to time and shall preside over meetings of the Board of Directors and shareholders unless another officer is appointed or designated by the Board of Directors as Chair of such meeting.

4.7 President

The President shall be the chief executive officer of the Corporation unless some other Officer is so designated by the Board of Directors, shall preside over meetings of the Board of Directors and shareholders in the absence of a Chair of the Board of Directors and, subject to the Board of Directors' control, shall supervise and control all of the assets, business and affairs of the Corporation. The President shall have authority to sign deeds, mortgages, bonds, contracts, or other instruments, except when the signing and execution thereof have been expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or are required by law to be otherwise signed or executed by some other officer or in some other manner. In general, the President shall perform all duties incident to the office of President and such other duties as are prescribed by the Board of Directors from time to time.

4.8 Vice President

In the event of the death of the President or his or her inability to act, the Vice President (or if there is more than one Vice President, the Vice President who was designated by the Board of Directors as the successor to the President, or if no Vice President is so designated, the Vice President first appointed to such office) shall perform the duties of the President, except as may be limited by resolution of the Board of Directors, with all the powers of and subject to all the restrictions upon the President. Vice Presidents shall have, to the extent authorized by the President or the Board of Directors, the same powers as the President to sign deeds, mortgages, bonds, contracts or other instruments. Vice Presidents shall perform such other duties as from time to time may be assigned to them by the President or by the Board of Directors.

4.9 Secretary

The Secretary shall (a) prepare and keep the minutes of meetings of the shareholders and the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be responsible for custody of the corporate records and seal of the corporation; (d) keep registers of the post office address of each shareholder and Director; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the President or by the Board of Directors. In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

4.10 Treasurer

If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such amount and with such surety or sureties as the Board of Directors shall determine. The Treasurer shall have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in banks, trust companies or other depositories selected in accordance with the provisions of these Bylaws; and in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President or by the Board of Directors. In the absence of the Treasurer, an Assistant Treasurer may perform the duties of the Treasurer.

4.11 Salaries

The salaries of the Officers shall be fixed from time to time by the Board of Directors or by any person or persons to whom the Board of Directors has delegated such authority. No officer shall be prevented from receiving such salary by reason of the fact that he or she is also a Director of the Corporation.

SECTION 5. CONTRACTS, LOANS,
CHECKS AND DEPOSITS

5.1 Contracts

The Board of Directors may authorize any Officer or Officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances.

5.2 Loans to the Corporation

No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

5.3 Loans to Directors

The Corporation shall not lend money to or guarantee the obligation of a Director unless (a) the particular loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single voting group, excluding the votes of the shares owned by or voted under the control of the benefited director; or (b) the Board of Directors determines that the loan or guarantee benefits the Corporation and either approves the specific loan or guarantee or a general plan authorizing the loans and guarantees. The fact that a loan or guarantee is made in violation of this provision shall not affect the borrower's liability on the loan.

5.4 Checks, Drafts, Etc.

All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, of the Corporation and in such manner as is from time to time determined by resolution of the Board of Directors.

5.5 Deposits

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

SECTION 6. CERTIFICATES FOR SHARES
AND THEIR TRANSFER

6.1 Issuance of Shares

No shares of the Corporation shall be issued unless authorized by the Board of Directors, which authorization shall include the maximum number of shares to be issued and the consideration to be received for each share. Before the Corporation issues shares, the Board of Directors shall determine that the consideration received or to be received for such shares is adequate. Such determination by the Board of Directors shall be conclusive insofar as the adequacy of consideration for the issuance of shares relates to whether the shares are validly issued, fully paid and nonassessable.

6.2 Escrow for Shares

The Board of Directors may authorize the placement in escrow of shares issued for a contract for future services or benefits or a promissory note, or may authorize other arrangements to restrict the transfer of shares, and may authorize the crediting of distributions in respect of such shares against their purchase price, until the services are performed, the note is paid or the benefits received. If the services are not performed, the note is not paid, or the benefits are not received, the Board of Directors may cancel, in whole or in part, such shares placed in escrow or restricted and such distributions credited.

6.3 Certificates for Shares

Certificates representing shares of the Corporation shall be in such form as shall be determined by the Board of Directors Such certificates shall be signed by any two of the following officers: the Chair of the Board of Directors, the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary. Any or all of the signatures on a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation itself or an employee of the Corporation. All certificates shall be consecutively numbered or otherwise identified.

6.4 Stock Records

The stock transfer books shall be kept at the registered office or principal place of business of the Corporation or at the office of the Corporation's transfer agent or registrar. The name and address of each person to whom certificates for shares are issued, together with the class and number of shares represented by each such certificate and the date of issue thereof, shall be entered on the stock transfer books of the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

6.5 Restriction on Transfer

6.5.1 Securities Laws

Except to the extent that the Corporation has obtained an opinion of counsel acceptable to the Corporation that transfer restrictions are not required under applicable securities laws, or has otherwise satisfied itself that such transfer restrictions are not required, all certificates representing shares of the Corporation shall bear conspicuously on the front or back of the certificate a legend or legends describing the restriction or restrictions.

6.5.2 Other Restrictions

In addition, the front or back of all certificates shall include conspicuous written notice of any further restrictions which may be imposed on the transferability of such shares.

6.6 Transfer of Shares

Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation pursuant to authorization or document of transfer made by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and cancelled.

6.7 Lost or Destroyed Certificates

In the case of a lost, destroyed or mutilated certificate, a new certificate may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

6.8 Transfer Agent and Registrar

The Board of Directors may from time to time appoint one or more Transfer Agents and one or more Registrars for the shares of the Corporation, with such powers and duties as the Board of Directors shall determine by resolution.

6.9 Officer Ceasing to Act

In case any officer who has signed or whose facsimile signature has been placed upon a stock certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if the signer were such officer at the date of its issuance.

6.10 Fractional Shares

The Corporation shall not issue certificates for fractional shares.


SECTION 7. BOOKS AND RECORDS


The Corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its shareholders and Board of Directors and such other records as may be necessary or advisable.


SECTION 8. FISCAL YEAR


The fiscal year of the Corporation shall be the calendar year; provided, however, that the Board of Directors may select a different fiscal year at any time for purposes of federal income taxes, or otherwise.

SECTION 9. SEAL

The seal of the Corporation, if any, shall consist of the name of the Corporation and the state of its incorporation

SECTION 10. INDEMNIFICATION

10.1 Right to Indemnification of Directors and Officers

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Nevada General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorney's fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section 10.3 of these Bylaws or with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

10.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 10.1 of these Bylaws shall include the right to be paid by the Corporation the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Nevada General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise.

10.3 Right of Indemnitee to Bring Suit

The rights to indemnification and to the advancement of expenses conferred in Sections 10.1 and 10.2 of these Bylaws shall be contract rights. If a claim under Sections 10.1 and 10.2 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Nevada General Corporation Law. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in Nevada General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this section or otherwise shall be on the Corporation.

10.4 Non-Exclusivity of Rights

The rights to indemnification and to the advancement of expenses conferred in this article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's articles of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

10.5 Insurance

The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law.

10.6 Indemnification of Employees and Agents of the Corporation

The Corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

10.7 No Presumption of Bad Faith

The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of this Corporation, or, with respect to any criminal proceeding, that the person had reasonable cause to believe that the conduct was unlawful.

10.8 Survival of Rights

The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

10.9 Amendments to Law

For purposes of this Bylaw, the meaning of "law" within the phrase "to the fullest extent not prohibited by law" shall include, but not be limited to, the Nevada General Corporation Law, as the same exists on the date hereof or as it may be amended; provided, however, that in the case of any such amendment, such amendment shall apply only to the extent that it permits the Corporation to provide broader indemnification rights than the Act permitted the Corporation to provide prior to such amendment.

10.10 Savings Clause

If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, the Corporation shall indemnify each director, officer or other agent to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

10.11 Certain Definitions

For the purposes of this Section, the following definitions shall apply:

(a) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether brought in the right of the Corporation or otherwise and whether civil, criminal, administrative or investigative, in which the director or officer may be or may have been involved as a party or otherwise by reason of the fact that the director or officer is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

(b) The term "expenses" shall be broadly construed and shall include, without limitation, all costs, charges and expenses (including fees and disbursements of attorneys, accountants and other experts) actually and reasonably incurred by a director or officer in connection with any proceeding, all expenses of investigations, judicial or administrative proceedings or appeals, and any expenses of establishing a right to indemnification under these Bylaws, but shall not include amounts paid in settlement, judgments or fines.

(c) "Corporation" shall mean Klean Kast Solutions, Inc. and any successor corporation thereof.

(d) Reference to a "director" or "officer" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

(e) References to "other enterprises" shall include employee benefit plans. References to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan. References to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries. A person who acted in good faith and in a manner the person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Bylaw.

SECTION 11. AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors; provided, however, that the shareholders, in amending or repealing a particular Bylaw, may provide expressly that the Board of Directors may not amend or repeal that Bylaw. The shareholders may also make, alter, amend and repeal the Bylaws of the Corporation at any annual meeting or at a special meeting called for that purpose. All Bylaws made by the Board of Directors may be amended, repealed, altered or modified by the shareholders at any regular or special meeting called for that purpose.

The foregoing Bylaws were adopted by the Board of Directors of the Corporation on January 19, 2002.

/s/ Eric Kennedy
 Secretary

Exhibit 5

Esquire Consulting, Inc.
949 Alandele Avenue
Los Angeles, California 90036
Tel: (323) 938-6798
Fax: (440) 848-6345

_____

July 24, 2007

Board of Directors
SN Strategies Corp.
1077 Balboa Avenue
Laguna Beach, CA 92651

 Re: Registration Statement on Form SB-2
            Opinion of Counsel and Consent of Counsel

Ladies and Gentlemen:

We have acted as special counsel for SN Strategies Corp., a Nevada corporation (the "Company"), in connection with the Registration Statement on Form SB-2 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") covering the resale of up to 1,025,000 shares (the "Shares") of the Company's common stock, $0.001 par value per share ("Common Stock"), to be sold by the selling stockholders identified in the Registration Statement.

We have examined all instruments, documents and records that we deemed relevant and necessary for the basis of our opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. We have also assumed that a sufficient number of shares of common stock were authorized and available for the issuance of the Shares. With respect to matters of fact relevant to our opinion, we have relied upon representations made by the Company in documents examined by us and representations of the Company's officers.

Based upon such examinations, we are of the opinion that, under the laws of the State of Nevada and under the Company's articles of incorporation and the Company's bylaws, the shares of the Company's common stock owned by the selling shareholders have been and are duly authorized, validly issued, fully paid and non-assessable shares of the common stock of the Company. We hereby consent to the inclusion of this opinion as an exhibit to the Registration Statement on Form SB-2 filed by the Company and the reference to our firm contained therein under "Legal Matters."

Sincerely,

Esquire Consulting, Inc.

/s/ Lan Nguyen

Lan Nguyen, Esq.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm in this Registration Statement on Form SB-2 of SN Strategies Corp. for the registration of 1,025,000 shares of its common stock and to the incorporation therein of our report dated July 12, 2007, with respect to the financial statements of SN Strategies Corp., and to the reference to our firm under the caption "Experts" in the Prospectus.

Mendoza Berger & Company LLP

/s/ Mendoza Berger & Company LLP

Irvine, California
July 26, 2007